
13000379


SEC MAIL
PROCESSING
RECEIVED
APR 1 2 2013
WASH, D.C.
193
SECTION

Minden Bancorp, Inc.


MBL Bank

Annual Report 2012


SEC MAIL
PROCESSING
RECEIVED
APR 12 2013
WASH. D.C.
193
SECTION

LETTER TO SHAREHOLDERS

On behalf of your Board of Directors, management team and staff, I am pleased to present the annual report for fiscal year 2012 for Minden Bancorp, Inc. and our subsidiary, MBL Bank.

In 2012, we continued to establish new historical records in total assets, loans, deposits, capital and earnings. These milestones were achieved despite our local market continuing to struggle for recovery after the economic challenges of the last few years. Growth, surrounded by efficient operations, continues to be our daily strategy.

Net income after taxes for 2012 of $3.04 million was a 16% increase over the $2.62 million net income for 2011. Revenue growth of 4.8%, along with reductions in interest expense of 15.0% and noninterest expense of 2.9%, were the major factors supporting our net income growth. The sustained cash dividend payments to our stockholders, including the increase for the fourth quarter of 2012, reflect the record performance in 2012 and future expectations of Minden Bancorp, Inc.

Enhanced products and product delivery using current technology was a primary focus in 2012. We continue to invest in technology to meet the needs of our customers and maintain our position as the market leader in customer satisfaction.

Our customers continue to be our best asset and providing their banking needs, our number one goal. Our accomplishments in 2012 are a direct result of the commitment of the MBL Bank staff in valuing and serving our customers with the goal of making MBL Bank the market *Bank* of choice. We are challenged by the new opportunities and committed to the enhancement of shareholder value through quality growth.

Jack E. Byrd, Jr.

Jack E. Byrd, Jr.
Chairman, President and CEO


APR 1 2 2013
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended: December 31, 2012

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from ______ to ______

Commission File Number: 000-54234

MINDEN BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Louisiana	90-0610674
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
100 MBL Bank Drive, Minden, Louisiana	71055
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (318) 371-4156

Securities registered pursuant to Section 12(b) of the Act: none
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, best of the Registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amen to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting compan the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NC

The aggregate market value of the voting stock held by non-affiliates of the Registrant based on the closing price of $14.50 on June 29, 2012, the last business da Registrant's second quarter was approximately $25,210,672 million (2,360,231 shares outstanding less 621,564) shares held by affiliates at $14.50 per share). Alt directors and officers and the ESOP were assumed to be "affiliates" of the Registrant for purposes of this calculation, the classification is not to be interprete admission of such status.

Number of shares of common stock outstanding as of March 15, 2013: 2,375,192

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the definitive Proxy Statement for the 2013 Annual Meeting of Shareholders are incorporated by reference int Part III, Items 10–14 of this Form 10–K.

MINDEN BANCORP, INC.
2012 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward looking statements (as defined in the Securities Exchange Act of 1934 and the regulations thereunder). These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward looking statements are not historical facts but instead represent only the beliefs, expectations or opinions of Minden Bancorp, Inc. ("Minden Bancorp") and its management regarding future events, many of which, by their nature, are inherently uncertain. Forward looking statements may be identified by the use of such words as: "believe", "expect", "anticipate", "intend", "plan", "estimate", or words of similar meaning, or future or conditional terms such as "will", "would", "should", "could", "may", "likely", "probably", or "possibly." Forward looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks, uncertainties and assumption, many of which are difficult to predict and generally are beyond the control of Minden Bancorp and its management, that could cause actual results to differ materially from those expressed in, or implied or projected by, forward looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward looking statements: (1) economic and competitive conditions which could affect the volume of loan originations, deposit flows and real estate values; (2) the levels of non-interest income and expense and the amount of loan losses; (3) competitive pressure among depository institutions increasing significantly; (4) changes in the interest rate environment causing reduced interest margins; (5) general economic conditions, either nationally or in the markets in which Minden Bancorp is or will be doing business, being less favorable than expected;(6) political and social unrest, including acts of war or terrorism; or (7) legislation or changes in regulatory requirements adversely affecting the business in which Minden Bancorp is or will be engaged. Minden Bancorp undertakes no obligation to update these forward looking statements to reflect events or circumstances that occur after the date on which such statements were made.

As used in this report, unless the context otherwise requires, the terms "we," "our," "us," or "Minden Bancorp," refer to Minden Bancorp, a Louisiana corporation, and the term the "MBL Bank" refers to MBL Bank, a Louisiana-chartered building and loan association and wholly owned subsidiary of Minden Bancorp. In addition, unless the context otherwise requires, references to the operations of Minden Bancorp include the operations of MBL Bank.

PART I

Item 1. Business.

BUSINESS

General

Minden Bancorp, Inc. ("Minden Bancorp") is a Louisiana corporation and a savings and loan holding company which owns 100% of the capital stock of MBL Bank, which is a Louisiana-chartered, registered community-oriented building and loan association headquartered in Minden, Louisiana. On January 4, 2011, the "second-step" conversion of MBL Bank from the mutual holding company structure to the stock holding company structure pursuant to a Plan of Conversion and Reorganization was completed. Upon completion of the conversion and reorganization, Minden Bancorp became the holding company for MBL Bank and owns all of the issued and outstanding shares of MBL Bank's common stock. In connection with the conversion and reorganization, 1,394,316 shares of common stock, par value $0.01 per share, of Minden Bancorp were sold in subscription and community offerings to certain depositors of MBL Bank and other investors for $10.00 per share, or $13.9 million in the aggregate, and 984,889 shares of common stock were issued in exchange for the outstanding shares of common stock of the federally chartered mid-tier holding company for MBL Bank, which also was known as Minden Bancorp, Inc. ("old Minden Bancorp"), held by the "public" shareholders of old Minden Bancorp (all shareholders except Minden Mutual Holding Company). Each share of common stock of old Minden Bancorp was converted into the right to receive 1.7427 shares of common stock of Minden Bancorp in the conversion and reorganization.

Minden Bancorp is the successor to old Minden Bancorp and references to Minden Bancorp include references to old Minden Bancorp where applicable.

MBL Bank operates a total of two banking offices located in Webster Parish, in northwest Louisiana. Our primary business consists of attracting deposits from the general public and using those funds, to originate loans to our customers and invest in securities such as U.S. Government and agency securities, mortgage-backed securities and municipal obligations. At December 31, 2012, we had total assets of $276.5 million, total deposits of $234.0 million and stockholders' equity of $40.3 million.

Historically, MBL Bank has been a traditional savings institution with an emphasis on originating longer term single-family residential first mortgage loans and, to a significantly lesser extent, consumer loans such as automobile and recreational vehicle loans. As part of implementing our business strategy, beginning in 2001 we started to diversify the loan products we offered and increased our efforts to originate higher yielding commercial real estate, commercial business and land loans. Our focus on land loans was to originate commercial purpose loans secured by income producing properties such as timber land or agricultural properties and not loans for the acquisition of raw land for development. In connection with the strategic determination to transform itself to a community bank, MBL Bank hired senior management with significant commercial lending experience in our market area. Commercial real estate and commercial business loans as well as land loans were deemed attractive due to their generally higher yields and shorter anticipated lives compared to single-family residential mortgage loans. As of December 31, 2012, commercial business and commercial real estate loans totaled $52.4 million or 34.8% of the total loan portfolio with land loans, most of which are secured by income producing properties, accounting for an additional $20.2 million or 13.4% of the total loan portfolio.

Minden Bancorp as a registered savings and loan holding company is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). MBL Bank is subject to regulation by the Louisiana Office of Financial Institutions, as its chartering authority, and by the Federal Deposit Insurance Corporation, which insures MBL Bank's deposits up to applicable legal limits.

Minden Bancorp's only business activities are to hold all of the outstanding common stock of MBL Bank. Minden Bancorp is authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the issuance of additional shares of common stock to raise capital or to support mergers or acquisitions and borrowing funds for reinvestment in MBL Bank.

Minden Bancorp does not own or lease any property, but instead uses the premises, equipment and furniture of MBL Bank. At the present time, Minden Bancorp employs only persons who are officers of MBL Bank to serve as officers of Minden Bancorp and may also use the support staff of MBL Bank from time to time. These persons are not separately compensated by Minden Bancorp.

Market Area and Competition

Minden Bancorp is headquartered in Minden, Louisiana and conducts its business through its main office and an additional branch office both of which are located in Webster Parish, Louisiana. The primary market areas we serve are Webster Parish and the contiguous parishes of Claiborne and Bienville as well as the Shreveport-Bossier City-Minden Combined Statistical Area which consists of Webster, Caddo, DeSoto and Bossier Parishes. At June 30, 2012, the most recent date for which data is available, MBL Bank had a deposit market share of 34.5% for Webster Parish as a whole and 45.4% for Minden only, resulting in it having the largest deposit market share both in the parish and in Minden. The economy in our primary market area is fairly diversified with healthcare, retail trade, manufacturing, construction and government constituting the primary basis of the economy. The largest employer in Webster Parish is the Webster Parish School Board.

The population of Webster Parish was estimated at 41,000 in 2010. The population growth rate for Webster Parish has decreased slightly since 1990. The population is projected to decline an additional 1.1% for the period of 2010 through 2015 as compared to an estimated growth rate of 3.7% and 3.9% for Louisiana and the United States. The median household income for Webster Parish at $36,000 in 2010 is below Louisiana and national averages and is projected to lag behind both Louisiana as a whole and the United States. In December 2012, the unemployment rate for

Webster Parish was approximately 6.4% as compared to 5.5% for Louisiana and 7.8% for the United States.

We face strong competition, both in attracting deposits and making real estate and commercial loans. Our most direct competition for deposits has historically come from commercial banks, credit unions and other savings institutions located in our market area. This includes many large regional financial institutions which have greater financial and marketing resources available to them. In addition, we face significant competition for investors' funds from short-term money market securities, mutual funds and other corporate and government securities. We do not rely upon any individual group or entity for a material portion of our deposits. Our ability to attract and retain core deposits depends on our ability to provide a competitive rate of return, liquidity, and service convenience comparable to those offered by competing investment opportunities. Management remains focused on attracting core deposits through our branch network, business development efforts and commercial business relationships.

Our competition for real estate loans comes principally from mortgage banking companies, commercial banks, other savings institutions and credit unions. We compete for loan originations primarily through the interest rates and loan fees we charge, and the efficiency and quality of services we provide borrowers. Factors which affect competition include general and local economic conditions, current interest rate levels and volatility in the mortgage markets. Competition may increase as a result of the continuing reduction of restrictions on the interstate operations of financial institutions.

Lending Activities

General. At December 31, 2012, Minden Bancorp's net portfolio of loans receivable amounted to $146.5 million, or 53.0%, of the $276.5 million of total assets at such time. Minden Bancorp traditionally concentrated its lending activities on first mortgage loans secured by residential property. Such loans amounted to $55.4 million or 36.8% of the total loan portfolio at December 31, 2012. We do not originate and have not originated single-family residential loans that are considered "sub prime," "Alt-A", "no-doc" or "low doc" loans due to credit scores of borrowers being lower than specified thresholds or due to reduced loan document requirements. For the past several years, Minden Bancorp has emphasized the origination of commercial real estate and commercial business loans as well as land loans. Consistent with such approach, commercial real estate, commercial business and land loans amounted to $36.4 million or 24.2%, $16.0 million or 10.6% and $20.2 million or 13.4%, respectively, of the total loan portfolio at December 31, 2012. As a consequence, such loans accounted for $72.6 million in the aggregate or 48.2% of the total loan portfolio as compared to $61.0 million or 45.3% at December 31, 2011. While Minden Bancorp intends to continue to originate single-family residential loans, it will continue its emphasis on the origination of commercial real estate, commercial business and land loans as part of its systematic and orderly transformation to a community bank. In addition, as part of its intent to be a full service community bank, it will continue to offer a variety of other loan products including construction and consumer loans.

The types of loans that we may originate are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by our competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative and tax policies, and governmental budgetary matters.

We generally may not make loans to one borrower and related entities in an amount which exceeds 15% of MBL Bank's unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. In addition, upon application, the Office of the Comptroller of the Currency permits a savings association (including a state-chartered savings association) to lend up to an additional 15% of unimpaired capital and surplus to one borrower to develop domestic residential housing units meeting certain criteria. At December 31, 2012, our regulatory limit on loans-to-one borrower was approximately $5.6 million, and at such date our five largest loans or groups of loans-to-one borrower, including related entities, aggregated $4.8 million, $4.7 million, $4.0 million, $3.5 million and $3.4 million. Each of our five largest loans or groups of loans was performing in accordance with its terms at December 31, 2012. The largest loan relationship consisted of three loans that are secured by single-family and commercial real estate. The second largest relationship consisted of 35 loans totaling $4.7 million that are primarily commercial real estate and single-family non-owner occupied real estate. The third largest loan relationship consisted of five loans totaling $4.0 million that was secured by non-residential real estate, commercial real estate and land. The fourth largest loan relationship consisted of 80 loans with an aggregate principal balance of $3.5 million secured primarily by single-family non-owner occupied real estate, commercial real estate and commercial business loans. The fifth relationship, aggregating $3.4 million, was secured by commercial real estate.

Loan Portfolio Composition. The following table sets forth the composition of MBL Bank's loan portfolio by type of loan at the dates indicated.

	2012		2011		2010		2009		2008	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
					(Dollars in thousands)					
Real estate loans:										
One- to four-family residential(1)	$ 55,427	36.84%	$ 54,923	40.81%	$56,281	43.30%	$54,364	45.70%	$51,191	45.11%
Commercial real estate	36,401	24.20	34,162	25.38	27,131	20.87	17,946	15.09	15,493	13.65
Land	20,176	13.41	13,750	10.22	11,473	8.83	10,929	9.19	8,824	7.78
Construction	9,049	6.01	4,110	3.05	4,464	3.43	4,129	3.47	3,262	2.88
Total real estate loans	121,053	80.46	106,945	79.46	99,349	76.43	87,368	73.45	78,770	69.42
Consumer loans:										
Consumer loans(2)	8,845	5.88	10,427	7.75	12,156	9.35	12,688	10.67	11,055	9.74
Loans secured by deposits	4,592	3.05	4,162	3.09	6,300	4.85	8,706	7.32	11,489	10.12
Commercial business	15,960	10.61	13,063	9.70	12,177	9.37	10,190	8.56	12,163	10.72
Total loans	150,450	100.00%	134,597	100.00%	129,982	100.00%	118,952	100.00%	113,477	100.00%
Less:										
Allowance for loan losses	1,605		1,625		1,286		1,001		1,000	
Loans in process	2,364		1,518		1,506		887		1,164	
Net loans	$146,481		$131,454		$127,190		$117,064		$111,313	

(1) At December 31, 2012, MBL Bank did not have any loans held for sale. The total includes a small amount of lines of credit for business purposes secured by residential properties. Such loans aggregated $2.4 million.

(2) Consumer loans include automobile, boat, recreational vehicle, equipment and lease loans. At December 31, 2012, the primary components were $6.8 million of automobile, boat and recreational vehicle loans and $1.3 million of equipment loans.

Contractual Terms to Final Maturities. The following table shows the scheduled contractual maturities of our loans as of December 31, 2012, before giving effect to the allowance for loan losses. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. The amounts shown below do not take into account loan prepayments.

	At December 31, 2012							
	One- to Four-Family Residential	Commercial Real Estate	Land	Construction[1]	Consumer	Deposit	Commercial Business	Total
				(In thousands)				
Amounts due after December 31, 2012 in:								
One year or less	$7,277	$8,252	$4,044	$6,685	$1,704	$2,875	$6,277	$37,1
After one year through two years	6,178	2,331	4,317	--	1,597	1,343	1,945	17,7
After two years through three years..	7,263	4,718	4,914	--	2,380	354	3,731	23,3
After three years through five years	10,730	18,545	6,827	--	2,923	20	3,354	42,3
After five years through ten years......	7,502	2,555	58	--	241	--	653	11,0
After ten years through 15 years	10,538	--	16	--	--	--	--	10,5
After 15 years	5,939	--	--	--	--	--	--	5,9
Total	$ 55,427	$ 36,401	$ 20,176	$ 6,685	$ 8,845	$ 4,592	$ 15,960	$148,0

(1) Does not include loans in process.

Scheduled contractual amortization of loans does not reflect the expected term of the loan portfolio. The average life of loans is substantially less than their contractual terms because of prepayments and due-on-sale clauses, which gives Minden Bancorp the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are lower than current mortgage loan rates (due to refinancings of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstance, the weighted average yield on the loan portfolio decreases as higher yielding loans are repaid or refinanced at lower rates.

The following table shows the dollar amount of our loans at December 31, 2012, due after December 31, 2013 as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.

	Fixed-Rate	Floating or Adjustable-Rate	Total at December 31, 2012
		(In thousands)	
One- to four-family residential	$36,593	$11,557	$ 48,150
Commercial real estate...	6,429	21,720	28,149
Land..	4,560	11,572	16,132
Construction	--	--	--
Consumer...	5,992	1,149	7,141
Consumer secured by deposits.....................................	1,658	59	1,717
Commercial business	329	9,354	9,683
Total	$55,561	$55,411	$110,972

Origination, Purchase and Sale of Loans. Our lending activities are subject to the written, non-discriminatory, underwriting standards and loan origination procedures established by the board of directors and management. Loan originations are obtained by a variety of sources, including referrals from real estate brokers, builders, existing customers, advertising, walk-in and referrals from existing customers. Written loan applications are taken by one of our loan officers. The loan officer also supervises the procurement of credit reports, appraisals and other documentation involved with a loan. As a matter of practice, we obtain independent outside appraisals on substantially all of our loans although we may prepare an in-house valuation depending on the characteristics of the loan and the profile of the borrower. Our loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the value of the property that will secure the loan.

We have originated and sold substantially all of our longer term (15 years or longer) fixed-rate conforming mortgages to a mortgage-banking company. For the year ended December 31, 2012, we originated and sold $6.7 million of one- to four-family residential loans. Loans are sold with servicing released and with limited recourse in the event that fraud in the sale exists. Such sales are affected in order to reduce the proportion of the loan portfolio comprised of longer term fixed-rate residential mortgages so as to reduce our interest rate risk. We will continue to sell loans in the future to the extent we believe the interest rate environment is unfavorable and the interest rate risk posed by retention of such loans is unacceptable.

Although we have rarely purchased loans or loan participations in the past, we will continue to evaluate the opportunity to purchase loans or loan participations in the future. However, consistent with our past practice, we would expect such loans to be secured by property located in our market area.

The following table shows our total loans originated, purchased, sold and repaid during the periods indicated.

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Loan originations:			
One- to four-family residential	$ 20,109	$ 16,597	$ 21,412
Commercial real estate	24,660	29,733	19,232
Land	19,986	14,285	6,229
Construction	7,573	7,690	6,320
Consumer	17,768	11,421	31,654
Commercial business	18,261	16,002	9,612
Total loan originations	108,357	95,728	94,459
Loans purchased	--	--	--
Loans sold	6,657	4,783	4,998
Loan principal repayments	85,847	86,309	78,384
Total loans sold and principal repayments	92,504	91,092	83,382
Decrease due to other items, net(1)	(826)	(372)	(951)
Net increase in total loans	$ 15,027	$ 4,264	$ 10,126

(1) Other items consist of loans in process, deferred fees and the allowance for loan losses.

Although federal laws and regulations permit savings institutions to originate and purchase loans secured by real estate located throughout the United States, we concentrate our lending activity in our primary market area in Webster Parish, Louisiana and the surrounding area. Subject to our loans-to-one borrower limitation, we are permitted to invest without limitation in residential mortgage loans and up to 400% of our capital in loans secured by non-residential or commercial real estate. We also may invest in secured and unsecured consumer loans in an amount not exceeding 35% of total assets. This 35% limitation may be exceeded for certain types of consumer loans, such as home equity and property improvement loans secured by residential real property. In addition, we may invest up to 10% of our total assets in secured and unsecured loans for commercial, corporate, business or agricultural purposes. At December 31, 2012, we were within each of the above lending limits.

The board of directors has granted certain loan approval authority to individual officers and to an officer loan committee as well as to the loan committee of the board. Our three loan officers have individual loan authority to approve secured loans of any type in amounts up to $100,000 and unsecured up to $25,000. Our Senior Vice President in charge of lending has authority to approve secured and unsecured loans in amounts up to $200,000 and $100,000 respectively, while the President and Chief Executive Officer can individually approve secured and unsecured loans up to $1.0 million and $250,000, respectively. The officers' loan committee comprised of the President and Chief

Executive Officer and the Senior Vice President in charge of lending can approve secured loans up to $1.0 million while the loan committee of the board can approve loans up to the regulatory limit. In some cases, depending on the size and complexity of the proposed extension of credit, loans may be presented to the full board for its review and approval.

Single-Family Residential Real Estate Loans. Historically we concentrated our lending activities on the origination of loans secured primarily by first mortgage liens on existing single-family residences and we intend to continue to originate permanent loans secured by first mortgage liens on single-family residential properties in the future. At December 31, 2012, $55.4 million or 36.8% of our total loan portfolio consisted of single-family residential real estate loans. At December 31, 2012, $41.5 million or 74.9% of our single-family residential real estate loans had fixed rates of interest. However, of such amount, $32.2 million consisted of loans structured to provide for a balloon payment after three or five years at which time the principal balance outstanding was due and payable or had terms of 15 years or less at the date of origination.

We have continued to originate fixed-rate mortgage loans with terms up to 30 years. The majority of our fixed-rate loans with terms of over 15 years are originated pursuant to a commitment to sell such loans to a correspondent mortgage banking institution. Fixed-rate loans with terms of 15 years or less are generally originated for our portfolio. Our loans for portfolio are typically structured to provide for balloon payment with payments due at three or five years with a 15 to 30 year amortization schedule. We will also originate fixed-rate loans with terms of 15 years or less. At December 31, 2012, 28.8% of our single-family loans were structured as balloon loans.

We are permitted to lend up to 100% of the appraised value of the real property securing a residential loan; however, if the amount of a residential loan originated or refinanced exceeds 90% of the appraised value, we are required by federal regulations to obtain private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by our board of directors, we may lend up to an 90% loan-to-value ratio without private mortgage insurance unless it is determined that additional collateral in the form of private mortgage insurance or other acceptable collateral is needed. We may lend up to a 100% loan-to-value ratio on owner-occupied residential property as long as additional collateral in the form of private mortgage insurance is obtained. These loans are amortized on a monthly basis with principal interest due each month and generally include "due on sale" clauses.

We also offer home equity loans. We do not require that we hold the first mortgage on the secured property; however, the principal balance on all mortgages on the secured property cannot exceed 80% of the value of the secured property. At December 31, 2012, home equity loans amounted to approximately $564,000 and are included in single-family loans. We also have a small amount of revolving lines of credit secured by either first or second mortgages on residential properties. At December 31, 2012, such loans totaled approximately $2.4 million.

Commercial Real Estate Loans. We originate loans for the acquisition and refinancing of existing commercial real estate properties. At December 31, 2012, $36.4 million or 24.2% of the loan portfolio consisted of loans secured by existing commercial real estate properties. Our holdings of commercial real estate loans have increased steadily over the past five years. Such increase was due to our strategy to increase such lending due to the higher average yields and generally shorter terms to maturity provided by commercial real estate loans compared to single-family residential mortgage loans. We intend to continue to emphasize commercial real estate lending.

The majority of commercial real estate loans are primarily secured by owner-occupied small office buildings, small retail establishments, restaurants, hotels, churches and other facilities. These types of properties constitute the majority of our commercial real estate loan portfolio. The substantial majority of the commercial real estate loan portfolio at December 31, 2012 was secured by properties located in our primary market area. The five largest commercial real estate loan relationships or loan balances outstanding to one borrower at December 31, 2012 amounted to $3.7 million, $3.4 million, $2.4 million, $1.6 million and $1.6 million, respectively, all of which were performing in accordance with their terms and were current at such date.

Commercial real estate mortgage loans are typically made with 15 to 20 years amortization schedules and balloon payment provisions ranging from three to five years. We will originate these loans either with fixed interest rates or with interest rates which adjust in accordance with a designated index, generally either the *Wall Street Journal* prime rate or the MBL Bank prime rate plus a margin. Loan to value ratios on commercial real estate loans are typically limited to 80% of appraised value at the time the loan is granted. As part of the criteria for underwriting commercial real estate we generally impose a debt coverage ratio (the ratio of net cash from operations before payment of debt service to debt service) of not less than 1.2. It is also our general policy to obtain in substantially all cases corporate or personal guarantees, as applicable, on our commercial real estate loans from the principals of the borrower. The average individual loan balance of our commercial real estate loans was approximately $217,000 at December 31, 2012.

Commercial real estate lending entails significant additional risks as compared with single-family residential property lending. Such loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans is typically dependent on the successful operation of the real estate project. The success of such projects is sensitive to changes in supply and demand conditions in the market for commercial real estate as well as economic conditions generally. At December 31, 2012, we had one non-performing commercial real estate loan totaling $45,000.

Commercial Business Loans. We offer a full range of commercial loan products to small business customers in our primary marketing area. These loans generally have shorter terms and higher interest rates as compared to mortgage loans. Such loans amounted to $16.0 million or 10.6% of our total loan portfolio at December 31, 2012 and were primarily secured by inventories, accounts receivable and other business assets. If the loans are secured by deposits, they are classified as consumer loans. Our commercial business loans generally have terms of two years or less and bear adjustable rates tied to the *Wall Street Journal* or MBL Bank prime rate plus a margin. In addition, we generally require personal guarantees from the principals involved.

Unlike one-to-four-family mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property the value of which tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. Although commercial business loans generally are considered to involve greater credit risk than other certain types of loans, management intends to continue to emphasize the origination of commercial business loans to small and medium-sized businesses located in MBL Bank's primary market area. At December 31, 2012, we had two non-performing commercial business loans with an aggregate balance of $39,000 at such date.

Land Loans. We also originate land loans which are secured primarily by income producing properties, such as land utilized for growing timber or agricultural properties. Such loans are often used to finance the day-to-day operations of agricultural production or timber operations and substantially lower risks are involved in these loans than the typical land loan which often consists of a loan to acquire land for development. Only a small percentage of the land loans are for acquisition of residential property and none for commercial properties. Our land loans typically are three-to-five year balloon loans with 10 year amortization schedules. At December 31, 2012, we had $20.2 million or 13.4% of the total loan portfolio invested in land loans with the average balance of individual land loans amounting to approximately $121,000 at such date.

Consumer Loans. We offer consumer loans, consisting primarily of loans secured by automobile loans, boat loans, recreation vehicle loans and equipment loans, in order to provide a full range of financial services to our customers and because such loans generally have shorter terms and higher interest rates than mortgage loans. In addition, a substantial portion of our consumer loans consist of loans secured by deposits. Consumer loans, excluding loans secured by deposits, amounted to $8.8 million or 5.9% of the total loan portfolio at December 31, 2012. Loans secured by deposit accounts amounted to $4.6 million or 3.1% of the total loan portfolio at December 31, 2012.

We also offer loans for automobiles, primarily used, boats and recreational vehicles, unsecured and other. Such loans typically have terms of no more than 60 months, bear fixed rates and a maximum loan-to-value ratio of 80%. At December 31, 2012, automobile, boat and recreational vehicle loans amounted to $6.8 million, or 4.5% of our total loan portfolio.

Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely effected by job loss, divorce, illness and personal bankruptcy. In most cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of improper repair and maintenance of the underlying collateral. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. We believe that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are an important part of our effort to provide a full range of services to our customers. At December 31, 2012, there were 22 non-performing consumer loans totaling $174,000.

Construction Loans. We also originate residential construction loans, and to a limited degree, commercial construction as well as land acquisition and development loans. Our construction lending activities generally are limited to our primary market area. At December 31, 2012, construction loans amounted to $9.0 million or 6.0% of the total loan portfolio. Of this amount, approximately $930,000 or 10.3% of the construction loans consisted of speculative construction loans.

Our residential construction loans are primarily made to individuals to finance the construction of residential dwellings or to local real estate builders and developers for the purpose of constructing pre-sold single-family homes. Upon successful application, credit review and analysis of personal and corporate financial statements, we will grant local builders loans allowing them to build generally one and occasionally two speculative homes or model homes. Generally, Minden Bancorp makes payments under the stage of completion method. Prior to making payment, Minden Bancorp inspects all construction sites and verifies that the work being submitted for payments has been performed.

Our construction loans generally have maturities of 6 to 12 months, with payments being made monthly on an interest-only basis. These interest payments are generally paid monthly out of an interest reserve, which is established in connection with the origination of the loan. Generally, such loans adjust monthly based on the *Wall Street Journal* or MBL Bank prime rate plus a margin. Residential real estate construction loans are generally made with maximum loan to value ratios of 80% on an as completed basis. Our largest construction loan is a $1.6 million loan to construct a hotel. We have committed to extend the permanent financing upon completion of construction. At December 31, 2012, the average individual construction loan balance was approximately $257,000.

Construction lending is generally considered to involve a higher level of risk as compared to single-family residential lending, due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. In addition, speculative construction loans to a builder are not pre-sold and thus pose a greater potential risk to Minden Bancorp than construction loans to individuals on their personal residences.

We have attempted to minimize the foregoing risks by, among other things, limiting most of our construction loans to loans for pre-sold residences and adopting underwriting guidelines which impose stringent loan-to-value, debt service and other requirements for loans which are believed to involve higher elements of credit risk, by generally limiting the geographic area in which we will do business and by working with builders with which we have established relationships. At December 31, 2012, we had no non-performing construction loans.

Loan Fee Income. In addition to interest earned on loans, we receive income from fees in connection with loan originations, loan modifications, late payments, prepayments and for miscellaneous services related to our loans. Income from these activities varies from period to period with the volume and type of loans made and competitive conditions. Loan origination and commitment fees and all incremental direct loan origination costs are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis. Discounts and premiums on loans purchased are amortized in the same manner.

Asset Quality

Loans are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. We do not accrue interest on real estate loans past due 90 days or more unless, in the opinion of management, the value of the property securing the loan exceeds the outstanding balance of the loan (principal, interest and escrows) and collection is probable.

Real estate acquired by Minden Bancorp as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate until sold and is initially recorded at the lower of cost to acquire or fair value at the date of acquisition. After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized up to the extent of their fair value.

Under accounting principles generally accepted in the United States of America, we are required to account for certain loan modifications or restructurings as "troubled debt restructurings." In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if we, for economic or legal reasons related to the borrower's financial difficulties, grant a concession to the borrower that we would not otherwise consider. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in non-accrual loans. We had 26 loans classified as troubled debt restructurings which had an outstanding aggregate balance of approximately $1.1 million at December 31, 2012. Twenty-five of such loans were on non-accrual status at such date. At December 31, 2011, we had fifteen loans with an aggregate balance outstanding of $1.1 million classified as trouble debt restructurings. Management will continue to maintain the troubled debt restructurings that are on non-accrual in such status until the borrowers demonstrate the ability to pay in accordance with the restructured terms for a sufficient period of time, usually six months.

Delinquent Loans. The following table shows the delinquencies in our loan portfolio as of the dates indicated.

	December 31, 2012				December 31, 2011			
	30-89 Days Overdue		90 or More Days Overdue		30-89 Days Overdue		90 or More Days Overdue	
	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)							
One- to four-family residential	68	$3,535	10	$285	21	$913	6	$241
Commercial real estate and land	11	1,162	3	96	7	929	--	--
Construction	--	--	--	--	--	--	--	--
Consumer	41	419	14	130	36	281	6	23
Commercial business	4	1,188	2	39	3	51	--	--
Total delinquent loans	124	$ 6,304	29	$550	67	$2,174	12	$264
Delinquent loans to total net loans		4.30 %		.38 %		1.66 %		.20 %
Delinquent loans to total loans		4.19 %		.37 %		1.62 %		.20 %

Non-performing Assets. The following table shows the amounts of our non-performing assets, which include non-accruing loans, accruing loans delinquent 90 days or more as to principal or interest, real estate owned and troubled debt restructured at the dates indicated.

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Non-accruing loans:					
One- to four-family residential	$237	$227	$363	$ 581	$521
Commercial real estate and land	74	4	4	--	--
Construction	--	--	--	--	--
Consumer	81	88	100	21	35
Commercial business loans	15	19	--	--	--
Total non-accruing loans	407	338	467	602	556
Accruing loans 90 days or more past due	311	88	37	222	240
Total non-performing loans (1)	718	426	504	824	796
Real estate/other assets owned	-	10	10	130	--
Total non-performing assets	$718	$436	$514	$ 954	$796
Troubled debt restructured (2)	706	703	22	67	--
Total non-performing assets and troubled debt restructured	$ 1,424	$ 1,139	$536	$1,021	$796
Total non-performing loans as a percentage of loans, net	0.49%	0.32%	0.40%	0.70%	0.72%
Total non-performing loans as a percentage of total assets	0.26%	0.16%	0.20%	0.39%	0.41%
Total non-performing assets as a percentage of total assets	0.26%	0.17%	0.21%	0.45%	0.41%
Total non-performing assets and troubled debt restructured as a percentage of total assets	0.52%	0.43%	0.22%	0.48%	0.41%

(1) Includes at December 31, 2012 twenty-five troubled debt restructurings which were on non-accrual. Thirteen of the loans are consumer loans secured by automobiles, boats or equipment with an aggregate principal balance of approximately $81,000 at December 31, 2012. Eight loans were single-family residential mortgage loans with an aggregate principal balance of approximately $237,000 at December 31, 2012. There were two land loans and one non-residential real estate loan with an aggregate balance of approximately $74,000 and one commercial business loan with an approximate balance of $15,000.

(2) Consists of one commercial real estate loan which is performing in accordance with its terms and is on an accrual basis. Such loan was subsequently paid in full in January 2013 with no loss recognized.

If the $407,000 of non-accruing loans at December 31, 2012 had been current in accordance with their terms during 2012, the gross income on such loans would have been approximately $33,000 for 2012.

Non-performing assets, which consist of non-accruing loans, accruing loans 90 days or more delinquent and other assets owned (which includes real estate acquired through, or in lieu of, foreclosure) increased to $718,000 or 0.26% of total assets at December 31, 2012 from $436,000 or 0.17% of total assets at December 31, 2011. This increase was primarily the result of a $70,000 increase in non-accruing commercial real estate and land loans and an increase of $223,000 in accruing loans 90 or more days past due.

At December 31, 2012, we had $407,000 of non-accruing loans consisting of eight single-family real estate loans aggregating $237,000, 13 consumer loans totaling $81,000, two land loans and one non-residential loan totaling $74,000 and one commercial business loan in the amount of $15,000. Management continues to aggressively pursue the collection and resolution of all delinquent loans. There was one performing commercial real estate property in the amount of $706,000 classified as troubled debt restructured as of December 31, 2012. Such loan was subsequently paid in full in January 2013 with no loss recognized.

Classified Assets. Federal regulations require that each insured savings association classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three regulatory classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated "special mention" also must be established and maintained for assets which have a weakness but do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss.

At December 31, 2012, we had $640,000 of assets classified as substandard and no assets classified as doubtful or loss. At December 31, 2011 our assets classified as substandard included $833,000 of loans and $10,000 of other assets owned. In addition, at December 31, 2012, we had $2.1 million of assets designated special mention, which consisted primarily of $.5 million of single-family real estate loans and $1.5 million of commercial real estate loans. All substandard and special mention assets were loans that are secured by property located in our primary market area.

Allowance for Loan Losses. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Allowances are provided for specific loans when losses are probable and can be estimated. When this occurs, management considers the remaining principal balance, fair value and estimated net realizable value of the property collateralizing the loan. Current and future operating and/or sales conditions are also considered. These estimates are susceptible to changes that could result in material adjustments to results of operations. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating and other conditions that may be beyond management's control.

General loan loss valuations are established as an allowance for losses based on inherent probable risk of loss in the loan portfolio. In assessing risk, management considers historical experience, volume and composition of lending conducted, industry standards, status of nonperforming loans, delinquency levels, general economic conditions as they relate to the market area and other factors related to the collectibility of the loan portfolio.

Impaired loans are predominantly measured based on the fair value of the collateral. The provision for loan losses charged to expense is based upon past loan loss experience and an evaluation of probable losses and impairment existing in the current loan portfolio. A loan is considered to be impaired when, based upon current information and events, it is probable that we will be unable to collect all amounts due according to the original contractual terms of the loan. An insignificant delay or insignificant shortfall in amounts of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. Large groups of smaller balance homogeneous loans, including residential real estate and consumer loans, are collectively evaluated for impairment, except for loans restructured under a troubled debt restructuring.

Although management uses the best information available to make determinations with respect to the provisions for loan losses, additional provisions for loan losses may be required to be established in the future should economic or other conditions change substantially. In addition, the Federal Deposit Insurance Corporation and the Louisiana Office of Financial Institutions, as an integral part of their examination process, periodically review MBL Bank's allowance for loan losses. Such agencies may require MBL Bank to recognize additions to such allowance based on their judgments about information available to them at the time of their examination.

The following table shows changes in our allowance for loan losses during the periods presented.

	At or for the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Total loans outstanding at end of period	$150,450	$134,597	$129,982	$118,952	$113,478
Average loans outstanding	139,157	129,235	123,993	116,691	99,251
Allowance for loan losses, beginning of period	1,625	1,286	1,001	1,000	936
Provision for loan losses	120	370	370	60	210
Charge-offs:					
One- to four-family residential	142	2	54	--	--
Commercial real estate	--	--	--	--	--
Land	--	--	--	--	--
Construction	--	--	--	--	--
Consumer non-real estate	45	36	68	64	164
Commercial business	--	--	--	--	--
Total charge-offs	187	38	122	64	164
Recoveries on loans previously charged off	47	7	37	5	18
Allowance for loan losses, end of period	$1,605	$1,625	$1,286	$ 1,001	$ 1,000
Allowance for loan losses as a percent of non-performing loans	223.54%	381.46%	255.16%	121.48%	125.63%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.10%	0.02%	0.07%	0.05%	0.15%

The following table shows how our allowance for loan losses was allocated by type of loan at each of the dates indicated.

	2012		2011		2010		2009		2008	
	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans	Amount of Allowance	Loan Category as a % of Total Loans
	(Dollars in thousands)									
One-to four-family residential	$ 638	36.84%	$ 322	40.81%	$ 188	43.30%	$ 246	45.70%	$ 176	45.11%
Commercial real estate and land	620	37.61	692	35.60	506	29.70	271	24.28	258	21.43
Construction	--	6.01	--	3.05	--	3.43	--	3.47	--	2.88
Consumer-other	179	5.88	378	7.75	369	9.35	316	10.67	340	9.74
Consumer-deposit	--	3.05	--	3.09	--	4.85	--	7.32	--	10.12
Commercial business	168	10.61	233	9.70	223	9.37	168	8.56	226	10.72
Total	$ 1,605	100.00%	$ 1,625	100.00%	$1,286	100.00%	$1,001	100.00%	$1,000	100.00%

Investment Activities

We have authority to invest in various types of securities, including mortgage-backed securities, U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, certificates of deposit at federally insured banks and savings institutions, and certain mutual funds. Our investment strategy is established by the board of directors.

The following table sets forth certain information relating to our investment securities portfolio and our investment in FHLB stock and FNBB stock at the dates indicated.

	2012		2011		2010	
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
			(In thousands)			
Securities available-for-sale:						
Mortgage-backed securities.	$62,249	$63,255	$46,603	$46,930	$19,879	$20,058
U.S. Government and agency obligations	18,694	18,897	24,887	25,139	35,118	35,224
Municipal obligations..........	6,029	6,036	868	886	230	234
Equity securities..................	--	--	--	--	11	4
Mutual funds........................	--	--	--	--	6,795	6,916
Total securities available-for-sale............................	86,972	88,188	72,358	72,955	62,033	62,436
Securities held to maturity:						
Mortgage-backed securities	--	--	--	--	139	140
Total securities held to maturity..........................	--	--	--	--	139	140
FHLB stock.........................	109	109	240	240	239	239
FNBB stock..................	210	210	210	210	210	210
Total investment securities, FHLB and FNBB stock.....	$87,291	$88,507	$72,808	$73,405	$62,621	$63,025

The following table sets forth the amount of investment securities (at amortized cost) which mature during each of the periods indicated and the weighted average yields for each range of maturities at December 31, 2012. The Bank did not have securities held to maturity as of such date.

	Amounts at December 31, 2012, Which Mature In				
	One Year or Less	After One to Five Years	After Five to 10 Years	Over 10 Years	Total
			(Dollars in thousands)		
Available-for-sale:					
Mortgage-backed securities	$ 278	$ 60,040	$ 1,931	$ --	$ 62,249
U.S. Government & agency obligations	8,593	10,101	--	--	18,694
Municipal obligations	--	311	1,997	3,721	6,029
Total	$ 8,871	$ 70,452	$ 3,928	$ 3,721	$ 86,972
Weighted average yield	.95 %	1.59 %	1.78 %	2.91 %	1.59 %

Included in our investment securities at December 31, 2010 was a $6.8 million (book value at December 31, 2010) investment in an adjustable-rate mortgage mutual fund (referred to as the ARM Fund). The fair value of the ARM Fund has traditionally correlated with the interest rate environment. In January 2011, we redeemed our entire investment in the ARM Fund, recognizing a gain, pre-tax, of $121,000. Also during January 2011, we redeemed our investment in Freddie Mac Voting Common Stock at a loss of approximately $7,000.

Mortgage-backed securities represent a participation interest in a pool of one- to four-family or multi-family mortgages. The mortgage originators use intermediaries (generally U.S. Government agencies and government-sponsored enterprises) to pool and repackage the participation interests in the form of securities, with investors receiving the principal and interest payments on the mortgages. Such U.S. Government agencies and government-sponsored enterprises guarantee the payment of principal and interest to investors.

Mortgage-backed securities are typically issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The underlying pool of mortgages, *i.e.*, fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security approximates the life of the underlying mortgages.

Our mortgage-backed securities consist of Ginnie Mae securities, Freddie Mac securities and Fannie Mae securities. Ginnie Mae is a government agency within the Department of Housing and Urban Development which is intended to help finance government-assisted housing programs. Ginnie Mae securities are backed by loans insured by the Federal Housing Administration, or guaranteed by the Veterans Administration. The timely payment of principal and interest on Ginnie Mae securities is guaranteed by Ginnie Mae and backed by the full faith and credit of the U.S. Government. Freddie Mac is a private corporation chartered by the U.S. Government. Freddie Mac issues participation certificates backed principally by conventional mortgage loans. Freddie Mac guarantees the timely payment of interest and the ultimate return of principal on participation certificates. Fannie Mae is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for mortgage loans. Fannie Mae guarantees the timely payment of principal and interest on Fannie Mae securities. Freddie Mac and Fannie Mae securities are not backed by the full faith and credit of the U.S. Government. In September 2008, the Federal Housing Finance Agency was appointed as conservator of Fannie Mae and Freddie Mac. The U.S. Department of the Treasury agreed to provide capital as needed to ensure that Fannie Mae and Freddie Mac continue to provide liquidity to the housing and mortgage markets.

Mortgage-backed securities generally yield less than the loans which underlie such securities because of their payment guarantees or credit enhancements which offer nominal credit risk. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize our borrowings or other obligations.

The following table sets forth the composition of our mortgage-backed securities at each of the dates indicated.

	December 31,		
	2012	2011	2010
		(In thousands)	
Fixed-rate:			
Available-for-sale	$62,249	$46,603	$7,854
Held to maturity	--	--	--
Total fixed-rate	62,249	46,603	7,854
Adjustable-rate:			
Available-for-sale	--	--	12,025
Held to maturity	--	--	139
Total adjustable-rate	--	--	12,164
Total mortgage-backed securities	$62,249	$46,603	$20,018

Mortgage-backed securities generally increase the quality of Minden Bancorp's assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of Minden Bancorp. At December 31, 2012, approximately $62.6 million of our mortgage-backed and investment securities were pledged to secure various obligations of Minden Bancorp. See Note 2 to the consolidated financial statements contained in Exhibit 8 to this Annual Report on Form 10-K. Minden Bancorp does not knowingly invest in subprime mortgage-backed securities, and had not been materially impacted by the subprime crisis as of December 31, 2012.

The actual maturity of a mortgage-backed security is typically less than its stated maturity due to prepayments of the underlying mortgages. Prepayments that are faster than anticipated may shorten the life of the security and increase or decrease its yield to maturity if the security was purchased at a discount or premium, respectively. The yield is based upon the interest income and the amortization of any premium or discount related to the mortgage-backed security. In accordance with accounting principles generally accepted in the United States of America, premiums and discounts are amortized over the estimated lives of the loans, which decrease and increase interest income, respectively. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security, when premiums or discounts are involved, and these assumptions are reviewed periodically to reflect actual prepayments. Although prepayments of underlying mortgages depend on many factors, including the type of mortgages, the coupon rate, the age of mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates, the difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates generally is the most significant determinant of the rate of prepayments. During periods of falling mortgage interest rates, if the coupon rate of the underlying mortgages exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. Under such circumstances, Minden Bancorp may be subject to reinvestment risk because to the extent that the mortgage-backed securities amortize or prepay faster than anticipated, Minden Bancorp may not be able to reinvest the proceeds of such repayments and prepayments at a comparable rate. During periods of rising interest rates, prepayment of the underlying mortgages generally slow down when the coupon rate of such mortgages is less than the prevailing market rate. We may be subject to extension risk when this occurs.

Sources of Funds

General. Deposits are the primary source of Minden Bancorp's funds for lending and other investment purposes. In addition to deposits, Minden Bancorp derives funds from loan principal repayments and prepayments and proceeds from sales of investment securities. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

Deposits. Our deposit products include a broad selection of deposit instruments, including NOW accounts, money market accounts, regular savings accounts and term certificate accounts. Deposit account terms vary, with the principal difference being the minimum balance required, the time periods the funds must remain on deposit and the interest rate.

We consider our primary market area to be Webster Parish, Louisiana. We attract deposit accounts by offering a wide variety of accounts, competitive interest rates, and convenient office locations and service hours. We utilize traditional marketing methods to attract new customers and savings deposits, including print media advertising and direct mailings. We do not advertise for deposits outside of our primary market area or utilize the services of deposit brokers, and management believes that an insignificant number of deposit accounts were held by non-residents of Louisiana at December 31, 2012.

We have been competitive in the types of accounts and in interest rates we have offered on our deposit products but do not necessarily seek to match the highest rates paid by competing institutions. Although market demand generally dictates which deposit maturities and rates will be accepted by the public, we intend to continue to promote longer term deposits to the extent possible and consistent with our asset and liability management goals. We have also emphasized the development of non-interest bearing accounts in connection with the expansion of our commercial banking relationships.

The following table shows the distribution of, and certain other information relating to, our deposits by type of deposit as of the dates indicated.

	December 31,					
	2012		2011		2010	
	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
	(Dollars in thousands)					
Certificate accounts:						
0.01% - 0.99%	$ 38,266	16.36%	$ 13,089	5.85%	$ 104	.05%
1.00% - 1.99%	51,015	21.80	70,712	31.61	72,329	34.11
2.00% - 2.99%	906	0.39	1,060	0.47	6,282	2.96
3.00% - 3.99%	--	--	--	--	451	0.21
4.00% - 4.99%	--	--	--	--	336	0.16
Total certificate accounts	$ 90,187	38.55%	$ 84,861	37.93%	$ 79,502	37.49%
Transaction accounts:						
Savings	15,446	6.60	14,415	6.45	13,500	6.37
Checking:						
Interest-bearing	31,899	13.63	30,293	13.54	19,225	9.06
Non-interest-bearing	41,461	17.72	37,850	16.92	33,805	15.94
Money market	54,970	23.50	56,294	25.16	66,053	31.14
Total transaction accounts	143,776	61.45	138,852	62.07	132,583	62.51
Total deposits	$ 233,963	100.00%	$ 223,713	100.00%	$212,085	100.00%

The following table shows our deposit flows during the periods indicated.

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Total deposits	$1,195,371	$1,083,313	$985,003
Total withdrawals	1,186,414	1,073,256	962,586
Interest credited	1,293	1,571	1,902
Total increase in deposits	$ 10,250	$ 11,628	$ 24,319

The following table shows the maturities of our certificates of deposit of $100,000 or more at December 31, 2012 by time remaining to maturity.

	At December 31, 2012	
Quarter Ending:	Amount	Weighted Average Rate
	(Dollars in thousands)	
March 31, 2013	$8,249	.77%
June 30, 2013	8,952	.88
September 30, 2013	6,524	1.01
December 31, 2013	6,864	.88
After December 31, 2013	16,938	1.50
Total certificates of deposit with balances of $100,000 or more	$47,527	1.10%

The following table shows the average balance of each type of deposit and the average rate paid on each type of deposit for the periods indicated.

	2012			2011			2010		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in thousands)								
Savings accounts	$ 15,262	$ 31	0.20%	$ 13,613	$ 27	0.20%	$ 12,948	$ 26	0.20%
Checking – interest bearing	31,864	50	0.16	24,456	43	0.18	20,057	51	0.25
Money market	55,243	172	0.31	55,606	217	0.40	52,220	371	0.71
Certificates of deposit	88,458	1,029	1.16	82,740	1,222	1.48	76,622	1,396	1.82
Total interest-bearing deposits	190,827	1,282	0.67	176,415	1,509	0.86	161,847	1,844	1.14
Non-interest-bearing deposits	32,277	--	--	24,809	--	--	23,803	--	--
Total deposits	$223,104	$ 1,282	0.58%	$201,224	$ 1,509	0.75%	$185,650	$1,844	0.99 %

The following table presents, by various interest rate categories and maturities, the amount of certificates of deposit, excluding time deposits in individual retirement accounts, at December 31, 2012.

	Balance at December 31, 2012 Maturing in the 12 Months Ending December 31,				
Certificates of Deposit	**2013**	**2014**	**2015**	**Thereafter**	**Total**
			(In thousands)		
0.01% -0.99%	$34,767	$2,359	$ --	$ --	$37,126
1.00% - 1.99%	24,758	15,080	5,481	--	45,319
2.00% - 2.99%	582	--	--	--	582
Total certificate accounts	$60,107	$17,439	$5,481	$ --	$83,027

Borrowings. We may obtain advances from the Federal Home Loan Bank of Dallas upon the security of the common stock we own in that bank and certain of our loans, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Such advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending. We have used advances only to a limited extent in recent periods and at December 31, 2012 and 2011, we did not have any advances outstanding from the Federal Home Loan Bank of Dallas. While we will consider using advances, it is our intent generally to fund our operations with deposits. At December 31, 2012, we had $109,000 of Federal Home Loan Bank of Dallas stock. At such date, we were permitted to borrow up to an aggregate total of $85.7 million.

The following table shows certain information regarding our borrowings at or for the dates indicated:

	At or For the Year Ended December 31,		
	2012	**2011**	**2010**
		(in thousands)	
FHLB advances and other borrowings:			
Average balance outstanding	$ --	$ --	$ --
Maximum amount outstanding at any month-end during the period	--	10	--
Balance outstanding at end of period	--	--	--
Average interest rate during the period	-- %	0.7%	-- %
Weighted average interest rate at end of period	-- %	-- %	-- %

Employees

We had 31 full-time employees at December 31, 2012. None of these employees are represented by a collective bargaining agent, and we believe that we enjoy good relations with our personnel.

Subsidiaries

Minden Bancorp has no indirect subsidiaries and only one direct subsidiary, MBL Bank.

Regulation

Set forth below is a brief description of certain laws relating to the regulation of Minden Bancorp and MBL Bank. This description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General. MBL Bank, as a Louisiana-chartered building and loan association, is subject to regulation and oversight by both the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation extending to all aspects of its operations. MBL Bank also is subject to certain requirements established by the Federal Reserve Board. Louisiana-chartered savings institutions are required to file periodic reports with the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation and are subject to periodic examinations by the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision primarily is intended for the protection of depositors and not for the purpose of protecting shareholders.

Federal law provides the federal banking regulators, including the Federal Deposit Insurance Corporation, with substantial enforcement powers. The Federal Deposit Insurance Corporation's enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Any change in such regulations, whether by the Federal Deposit Insurance Corporation, the Louisiana Office of Financial Institutions, the Federal Reserve Board or Congress, could have a material adverse impact on Minden Bancorp and MBL Bank and our operations.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in 2010, the powers of the Office of Thrift Supervision regarding MBL Bank and Minden Bancorp were transferred to other federal financial institution regulatory agencies on July 21, 2011. See "Regulatory Reform Legislation." As of the transfer date, all of the regulatory functions related to MBL Bank that were under the jurisdiction of the Office of Thrift Supervision transferred to the Federal Deposit Insurance Corporation. In addition, as of that same date, all of the regulatory functions related to Minden Bancorp as a savings and loan holding company that were under the jurisdiction of the Office of Thrift Supervision, transferred to the Federal Reserve Board.

Regulatory Reform Legislation. On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The act imposed new restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions. In addition, the new law changed the jurisdictions of existing bank regulatory agencies and in particular transfer the regulation of state-chartered savings associations from the Office of Thrift Supervision to the Federal Deposit Insurance Corporation, effective July 21, 2011. Savings and loan holding companies are now regulated by the Federal Reserve Board. The new law also established an independent federal consumer protection bureau within the Federal Reserve Board. The following discussion summarizes significant aspects of the new law that may affect MBL Bank and Minden Bancorp. Many of the regulations implementing these changes have not been promulgated, so we cannot determine the full impact on our business and operations at this time.

The following aspects of the financial reform and consumer protection act are related to the operations of MBL Bank:

- A new independent consumer financial protection bureau has been established within the Federal Reserve Board, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. Smaller state-chartered financial institutions, like MBL Bank, will be subject to the supervision and enforcement by the Federal Deposit Insurance Corporation rather than the Office of Thrift Supervision with respect to the federal consumer financial protection laws.

- The current prohibition on payment of interest on demand deposits was repealed, effective July 21, 2011.

- Deposit insurance was permanently increased to $250,000 and unlimited deposit insurance for non-interest-bearing transaction accounts extended through December 31, 2012. As scheduled, the unlimited insurance coverage for noninterest-bearing transaction accounts expired on December 31, 2012. Deposits held in noninterest-bearing transaction accounts are now aggregated with any interest-bearing deposits the owner may hold in the same ownership category, and the combined total insured up to at least $250,000.

- Deposit insurance assessment base calculation now equals the depository institution's total assets minus the sum of its average tangible equity during the assessment period.

- The minimum reserve ratio of the Deposit Insurance Fund increased to 1.35 percent of estimated annual insured deposits or assessment base; however, the Federal Deposit Insurance Corporation is directed to "offset the effect" of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.

The following aspects of the financial reform and consumer protection act are related to the operations of Minden Bancorp:

- Authority over savings and loan holding companies was transferred to the Federal Reserve Board.

- Leverage capital requirements and risk based capital requirements applicable to depository institutions and bank holding companies will be extended to savings and loan holding companies. However, the Federal Reserve Board has not issued regulations that address the levels of these capital requirements and when they will apply to Minden Bancorp.

- Tier 1 capital treatment for "hybrid" capital items like trust preferred securities is eliminated subject to various grandfathering and transition rules.

- The Federal Deposit Insurance Act was amended to direct federal regulators to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries.

- The Securities and Exchange Commission is authorized to adopt rules requiring public companies to make their proxy materials available to shareholders for nomination of their own candidates for election to the board of directors.

- Public companies are be required to provide their shareholders with a non-binding vote: (i) at least once every three years on the compensation paid to executive officers, and (ii) at least once every six years on whether they should have a "say on pay" vote every one, two or three years.

- A separate, non-binding shareholder vote will be required regarding golden parachutes for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments.

- Securities exchanges are required to prohibit brokers from using their own discretion to vote shares not beneficially owned by them for certain "significant" matters, which include votes on the election of directors, executive compensation matters, and any other matter determined to be significant.

- Stock exchanges, which does not include the OTC Bulletin Board, are prohibited from listing the securities of any issuer that does not have a policy providing for (i) disclosure of its policy on incentive compensation payable on the basis of financial information reportable under the securities laws, and (ii) the recovery from current or former executive officers, following an accounting restatement triggered by material noncompliance with securities law reporting requirements, of any incentive compensation paid erroneously during the three-year period preceding the date on which the restatement was required that exceeds the amount that would have been paid on the basis of the restated financial information.

- Disclosure in annual proxy materials will be required concerning the relationship between the executive compensation paid and the financial performance of the issuer.

- Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission will be amended to require companies to disclose the ratio of the chief executive officer's annual total compensation to the median annual total compensation of all other employees.

- Smaller reporting companies are exempt from complying with the internal control auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Regulation of Minden Bancorp

General. Minden Bancorp is a registered savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act and is subject to examination and supervision by the Federal Reserve Board as well as certain reporting requirements.

Holding Company Acquisitions. Federal law generally prohibits a savings and loan holding company, without prior Federal Reserve Board approval, from acquiring the ownership or control of any other savings institution or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares of the savings institution or savings and loan holding company. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings institution not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the Federal Reserve Board.

The Federal Reserve Board may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal Securities Laws. Minden Bancorp's common stock is registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934. We are subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, and certain other requirements under the Securities Exchange Act of 1934. Pursuant to regulations governing mutual holding company conversions and our plan of conversion and reorganization, we agreed to register new Minden Bancorp common stock for a minimum of three years following the conversion and offering. If, in the future, our common stock becomes listed on the Nasdaq Stock Market, our common stock will be deemed registered under Section 12(b) of the Securities Exchange Act of 1934.

The Sarbanes-Oxley Act. Minden Bancorp is subject to the Sarbanes-Oxley Act, which addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our principal executive officer and principal financial officer are required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-

Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the board of directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Regulation of MBL Bank

General. As the primary federal regulator of MBL Bank, the Federal Deposit Insurance Corporation has extensive authority over the operations of state-chartered savings institutions. As part of this authority, MBL Bank is required to file periodic reports with the Federal Deposit Insurance Corporation and is subject to periodic examinations by the Federal Deposit Insurance Corporation. The investment and lending authority of savings institutions are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. MBL Bank, as a Louisiana-chartered building and loan association, is also subject to regulation by the Louisiana Office of Financial Institutions, including the requirement to file periodic reports therewith and being subject to examination thereby.

Insurance of Accounts. The deposits of MBL Bank are insured to the maximum extent permitted by the Deposit Insurance Fund and are backed by the full faith and credit of the U.S. Government. As insurer, the Federal Deposit Insurance Corporation is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings institutions.

The recently enacted financial institution reform legislation permanently increased deposit insurance on most accounts to $250,000. In addition, pursuant to Section 13(c)(4)(G) of the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation implemented two temporary programs, both of which have expired, to provide deposit insurance for the full amount of most non-interest-bearing transaction deposit accounts and to guarantee certain unsecured debt of financial institutions and their holding companies. Under the unsecured debt program, the Federal Deposit Insurance Corporation's guarantee expired on the earlier of the maturity date of the debt or December 31, 2012. The unlimited deposit insurance for non-interest-bearing transaction accounts was extended by the recently enacted legislation through the end of 2012 for all insured institutions without a separate insurance assessment (but the cost of the additional insurance coverage will be considered under the risk-based assessment system). Financial institutions could have opted out of either or both of these programs. MBL Bank did not opt out of the temporary liquidity guarantee program.

The Federal Deposit Insurance Corporation's risk-based premium system provides for quarterly assessments. Each insured institution is placed in one of four risk categories depending on supervisory and capital considerations. Within its risk category, an institution is assigned to an initial base assessment rate which is then adjusted to determine its final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. The Federal Deposit Insurance Corporation recently amended its deposit insurance regulations (1) to change the assessment base from domestic deposits to average assets minus tangible equity and (2) to lower overall assessment rates. The revised rates are between 2.5 to 9 basis points for banks in the lower risk category and between 30 to 45 basis points for banks in the highest risk category. The amendments became effective for the quarter beginning April 1, 2011 with the new assessment methodology being reflected in the premium invoices due September 30, 2011.

In 2009, the Federal Deposit Insurance Corporation collected a five basis point special assessment on each insured depository institution's assets minus its Tier 1 capital as of June 30, 2009. The amount of our special assessment, which was paid on September 30, 2009, was approximately $80,500.

In 2009, the Federal Deposit Insurance Corporation also required insured deposit institutions on December 30, 2009 to prepay 13 quarters of estimated insurance assessments. Our prepayment totaled $907,000. Unlike a special assessment, this prepayment did not immediately affect bank earnings. Banks will book the prepaid assessment as a non-earning asset and record the actual risk-based premium payments at the end of each quarter.

In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the Deposit Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2019.

The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including MBL Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the Federal Deposit Insurance Corporation. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation. Management is not aware of any existing circumstances which would result in termination of MBL Bank's deposit insurance.

Regulatory Capital Requirements. Federally insured savings institutions are required to maintain minimum levels of regulatory capital. Current Federal Deposit Insurance Corporation capital standards applicable to state-chartered savings institutions require such savings institutions to satisfy a tangible capital requirement, a leverage capital requirement and a risk-based capital requirement. The tangible capital must equal at least 1.5% of adjusted total assets. Leverage capital, also known as "core" capital, must equal at least 3.0% of adjusted total assets for the most highly rated savings associations. An additional cushion of at least 100 basis points is required for all other savings associations, which effectively increases their minimum Tier 1 leverage ratio to 4.0% or more. Under the Federal Deposit Insurance Corporation's regulation, the most highly-rated banks are those that the Federal Deposit Insurance Corporation determines are strong associations that are not anticipating or experiencing significant growth and have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity and good earnings. Under the risk-based capital requirement, "total" capital (a combination of core and "supplementary" capital) must equal at least 8.0% of "risk-weighted" assets. The Federal Deposit Insurance Corporation also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

Core capital generally consists of common stockholders' equity (including retained earnings). Tangible capital generally equals core capital minus intangible assets, with only a limited exception for purchased mortgage servicing rights. MBL Bank had no intangible assets at December 31, 2012. Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible to national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage-banking activities and subsidiary depository institutions or their holding companies). MBL Bank had no subsidiaries as of December 31, 2012.

In determining compliance with the risk-based capital requirement, a savings institution is allowed to include both core capital and supplementary capital in its total capital, provided that the amount of supplementary capital included does not exceed the savings institution's core capital. Supplementary capital generally consists of general allowances for loan losses up to a maximum of 1.25% of risk-weighted assets, together with certain other items. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights range from 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government to 100% for loans (other than qualifying residential loans weighted at 50%) and repossessed assets.

Savings institutions must value securities available for sale at amortized cost for regulatory capital purposes. This means that in computing regulatory capital, savings institutions should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of GAAP capital.

At December 31, 2012, MBL Bank exceeded all of its regulatory capital requirements, with tangible, core and risk-based capital ratios of 12.9%, 12.9% and 26.3%, respectively.

Any state-chartered savings institution that fails any of the capital requirements is subject to possible enforcement actions by the Federal Deposit Insurance Corporation. Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of federal deposit insurance and the appointment of a conservator or receiver. The Federal Deposit Insurance Corporation's capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

The Federal Reserve Board, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency were part of a joint proposal in June 2012 seeking comment on three notices of proposed rulemaking ("NPR") that would revise and replace the agencies' current capital rules in connection with the Basel accords. The two NPRs discussed below concern capital issues of significant importance to MBL Bank and, under certain circumstances, to Minden Bancorp. The third NPR, relates to advanced approaches and market risk capital rules, is not applicable to the MBL Bank's current operations.

The first NPR relates to Basel III and proposes to revise risk-based and leverage capital requirements, including the implementation of new common equity Tier 1 capital requirements and a higher minimum Tier 1 capital requirement. Also included in the NPR are proposed limitations on capital distributions and certain discretionary bonus payments for any banking organization not holding a specified buffer of common equity Tier 1 capital in excess of its minimum risk-based capital requirement. Revisions to the prompt correction action framework and the tangible common equity definition are also included in the NPR. The other NPR applicable to the organization's operations proposes a standardized approach for risk-weighted assets to enhance risk sensitivity and to address certain weaknesses identified over recent years, including methods for determining risk-weighted assets for residential mortgages, securitization exposures and counterparty credit risk. The proposed changes in the two NPRs would be applicable to both MBL Bank and Minden Bancorp.

The comment period for these NPRs ended on October 22, 2012. Since Basel III is intended to be implemented beginning January 1, 2013 the regulators intended to finalize the rules by that date. However, on November 9, 2012, the federal agencies, including the Federal Reserve Board and Federal Deposit Insurance Corporation, that proposed the NPRs announced that they did not expect that any of the proposed rules would become effective on January 1, 2013. Moreover, the announcement did not indicate the likely new effective date.

Prompt Corrective Action. The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	6% or more	5% or more
Adequately capitalized	8% or more	4% or more	4% or more
Undercapitalized	Less than 8%	Less than 4%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 3%	Less than 3%

In addition, an institution is "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the Federal Deposit Insurance Corporation may not reclassify a significantly undercapitalized institution as critically undercapitalized).

An institution generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

At December 31, 2012, MBL Bank was deemed a well capitalized institution for purposes of the above regulations and as such is not subject to the above mentioned restrictions.

The table below sets forth MBL Bank's capital position relative to its regulatory capital requirements at December 31, 2012 (dollars in thousands).

	Actual		Required for Capital Adquacy Purpose		Prompt Corrective Action Provision		Excess Over Well-Capitalized Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 risk-based capital	$ 35,765	25.14 %	N/A	N/A %	$ 8,535	6.0 %	$ 27,230	19.14 %
Total risk-based capital	37,370	26.27	11,380	8.0	14,226	10.0	23,144	16.27
Tier 1 leverage capital	35,765	12.94	11,058	4.0	13,822	5.0	21,943	7.94
Tangible capital	35,765	12.94	4,147	1.5	N/A	N/A	N/A	N/A

Capital Distributions. Federal Deposit Insurance Corporation regulations govern capital distributions by state-chartered savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for Federal Deposit Insurance Corporation approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or Federal Deposit Insurance Corporation-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, a savings institution, such as MBL Bank, which is a subsidiary of a savings and loan holding company (as well as certain other institutions) must still file a notice with the Federal Deposit Insurance Corporation at least 30 days before the board of directors declares a dividend or approves a capital distribution.

An institution that either before or after a proposed capital distribution fails to meet its then applicable minimum capital requirement or is subject to restrictions on capital distributions imposed thereon may not make any capital distributions without the prior written approval of the Federal Deposit Insurance Corporation. In addition, the Federal Deposit Insurance Corporation may prohibit a proposed capital distribution, which would otherwise be permitted by Federal Deposit Insurance Corporation regulations, if the Federal Deposit Insurance Corporation determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. All savings institutions are required to meet a qualified thrift lender, or QTL, test to avoid certain restrictions on their operations. A savings institution can comply with the QTL test by either qualifying as a domestic building and loan association as defined in the Internal Revenue Code or meeting the Federal Deposit Insurance Corporation QTL test.

Currently, the Federal Deposit Insurance Corporation QTL test requires that 65% of an institution's "portfolio assets" (as defined) consist of certain housing and consumer-related assets on a monthly average basis in nine out of every 12 months. To be a qualified thrift lender under the Internal Revenue Service test, the savings institution must meet a "business operations test" and a "60 percent assets test," each defined in the Internal Revenue Code.

If the savings institution fails to maintain its QTL status, it is immediately prohibited from the following:

- Making any new investments or engaging in any new activity not allowed for both a national bank and a savings association;
- Establishing any new branch office unless allowable for a national bank; and
- Paying dividends unless allowable for a national bank.

Any company that controls a savings institution that is not a qualified thrift lender must register as a bank holding company within one year of the savings institution's failure to meet the QTL test. Three years from the date a savings association should have become or ceases to be a QTL, the institution must dispose of any investment or not engage in any activity unless the investment or activity is allowed for both a national bank and a savings association. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, a savings institution not in compliance with the QTL test is also prohibited from paying dividends and is subject to an enforcement action for violation of the Home Owners' Loan Act, as amended.

At December 31, 2012, MBL Bank believed it met the requirements of the QTL test.

Community Reinvestment Act. All federally insured savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution's failure to comply with the provisions of the Community Reinvestment Act could result in restrictions on its activities. MBL Bank received a "satisfactory" Community Reinvestment Act rating in its most recently completed examination.

Limitations on Transactions with Affiliates. Transactions between savings associations and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners' Loan Act. An affiliate of a savings association is any company or entity which controls, is controlled by or is under common control with the savings association. In a holding company context, the holding company of a savings association (such as Minden Bancorp) and any companies which are controlled by such holding company are affiliates of the savings association. Generally, Section 23A limits the extent to which the savings association or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such association's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to "covered transactions" as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the savings association as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a savings association to an affiliate. In addition to the restrictions imposed by Sections 23A and 23B, a savings association is prohibited from (i) making a loan or other extension of credit to an affiliate, except for any affiliate which engages only in certain activities which are permissible for bank holding companies, or (ii) purchasing or investing in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the savings association.

In addition, Sections 22(g) and (h) of the Federal Reserve Act as made applicable to savings associations by Section 11 of the Home Owners' Loan Act place restrictions on loans to executive officers, directors and principal shareholders of the savings association and its affiliates. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% shareholder of a savings association, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings association's loans to one borrower limit (generally equal to 15% of the association's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the association and (ii) does not give preference to any director, executive officer or principal shareholder, or certain affiliated interests of either, over other employees of the savings association. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings association to all insiders cannot exceed the association's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. MBL Bank currently is subject to Section 22(g) and (h) of the Federal Reserve Act and at December 31, 2012, was in compliance with the above restrictions.

Anti-Money Laundering. All financial institutions, including savings associations, are subject to federal laws that are designed to prevent the use of the U.S. financial system to fund terrorist activities. Financial institutions operating in the United States must develop anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. MBL Bank has established policies and procedures to ensure compliance with these provisions.

Federal Home Loan Bank System. MBL Bank is a member of the Federal Home Loan Bank of Dallas, which is one of 12 regional Federal Home Loan Banks that administers the home financing credit function primarily for its members. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. The Federal Home Loan Bank of Dallas is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans to members (*i.e.*, advances) in accordance with policies and procedures established by the board of directors of the Federal Home Loan Bank. At December 31, 2012, MBL Bank did not have any Federal Home Loan Bank advances and had $85.7 million available on its credit line with the Federal Home Loan Bank.

As a member, MBL Bank is required to purchase and maintain stock in the Federal Home Loan Bank of Dallas in an amount in accordance with the Federal Home Loan Bank's capital plan and sufficient to ensure that the Federal Home Loan Bank remains in compliance with its minimum capital requirements. At December 31, 2012, MBL Bank had $109,000 in Federal Home Loan Bank stock, which was in compliance with this requirement.

The Federal Home Loan Banks are required to provide funds for the resolution of troubled savings institutions and to contribute to affordable housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of Federal Home Loan Bank dividends paid in the past and could do so in the future. These contributions also could have an adverse effect on the value of Federal Home Loan Bank stock in the future.

Federal Reserve System. The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce an institution's earning assets. At December 31, 2012, MBL Bank had met its reserve requirement.

Louisiana Regulation. As a Louisiana-chartered building and loan association, MBL Bank also is subject to regulation and supervision by the Louisiana Office of Financial Institutions. MBL Bank is required to file periodic reports with and is subject to periodic examinations at least once every four years by the Louisiana Office of Financial Institutions. In addition, MBL Bank is required by Louisiana law and regulations to comply with certain reserve and capital requirements. At December 31, 2012, MBL Bank was in compliance with all applicable reserve and capital requirements.

Louisiana law and regulations also restrict the lending and investment authority of Louisiana-chartered savings institutions. Such laws and regulations restrict the amount a Louisiana-chartered building and loan association can lend to any one borrower to an amount which, in the aggregate, does not exceed the lesser of (i) 10% of the association's savings deposits or (ii) the sum of the association's paid-in capital, surplus, allowance for losses, and undivided profits. Federal regulations, however, impose more restrictive limitations on loans to one borrower. See "Business – Lending Activities." Notwithstanding the foregoing, Louisiana and federal law permits any such association to lend to any one borrower an aggregate amount of at least $500,000.

In addition, Louisiana law restricts the ability of Louisiana-chartered building and loan associations to invest in, among other things, (i) commercial real estate loans (including commercial construction real estate loans) up to 40% of total assets; (ii) real estate investments for other than the association's offices up to 10% of total assets; (iii) consumer loans, commercial paper and corporate debt securities up to 30% of total assets; (iv) commercial, corporate, business or agricultural loans up to 10% of total assets; (v) tangible movable property, or leases thereon, up to 10% of total assets; and (v) capital stock, obligations and other securities of service organizations up to 10% of total assets. Louisiana law also sets forth maximum loan-to-value ratios with respect to various types of loans. Applicable federal regulations impose more restrictive limitations in certain instances. See "Business - Lending Activities."

The investment authority of Louisiana-chartered building and loan associations is broader in many respects than that of federally chartered savings associations. However, state-chartered savings associations, such as MBL Bank, are generally prohibited from acquiring or retaining any equity investment, other than certain investments in service corporations, of a type or in an amount that is not permitted for a federally chartered savings association. This prohibition applies to equity investments in real estate (except those held through a service corporation or subsidiary of MBL Bank), investments in equity securities and any other investment or transaction that is in substance an equity investment, even if the transaction is nominally a loan or other permissible transaction. At December 31, 2012, MBL Bank was in compliance with such provisions.

Furthermore, state-chartered savings associations may not engage as principal in any activity not permitted for federal associations unless the Federal Deposit Insurance Corporation has determined that such activity would pose no significant risk to the affected deposit insurance fund and the association is in compliance with the fully phased-in capital standards prescribed under federal regulations. When certain activities are permissible for a federal association, the state-chartered savings association may engage in the activity in a higher amount if the Federal Deposit Insurance Corporation has not determined that such activity would pose a significant risk of loss to the affected deposit insurance fund and the association meets the fully phased-in capital requirements. This increased investment authority does not apply to investments in nonresidential real estate loans. At December 31, 2012, MBL Bank had no investments which were affected by the foregoing limitations.

Under Louisiana law, a Louisiana-chartered building and loan association may establish or maintain a branch office anywhere in Louisiana with prior regulatory approval. In addition, an out-of-state building and loan association or holding company may acquire a Louisiana-chartered building and loan association or holding company if the Louisiana Office of Financial Institutions determines that the laws of such other state permit a Louisiana-chartered building and loan association or holding company to acquire a building and loan association or holding company in such other state. Any such acquisition would require the out-of-state entity to apply to the Louisiana Office of Financial Institutions.

Taxation

Federal Taxation

General. Minden Bancorp and MBL Bank are subject to federal income taxation in the same general manner as other corporations with some exceptions listed below. The following discussion of federal, state and local income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the applicable tax rules. Minden Bancorp's tax returns have not been audited during the past five years.

Method of Accounting. For federal income tax purposes, Minden Bancorp reports income and expenses on the accrual method of accounting and uses a December 31 tax year for filing its federal income tax return.

Bad Debt Reserves. The Small Business Job Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings associations, effective for taxable years beginning after 1995. Prior to that time, MBL Bank was permitted to establish a reserve for bad debts and to make additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at taxable income. As a result of the Small Business Job Protection Act of 1996, savings associations must use the experience method in computing their bad debt deduction beginning with their 1996 federal tax return. In addition, federal legislation required the recapture over a six year period of the excess of tax bad debt reserves at December 31, 1995 over those established as of December 31, 1987.

Taxable Distributions and Recapture. Prior to the Small Business Job Protection Act of 1996, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if MBL Bank failed to meet certain thrift asset and definitional tests. New federal legislation eliminated these savings association related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should MBL Bank make certain non-dividend distributions or cease to maintain a building and loan association charter.

At December 31, 2012, the total federal pre-1988 reserve was approximately $1.5 million. The reserve reflects the cumulative effects of federal tax deductions by MBL Bank for which no federal income tax provisions have been made.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences. The alternative minimum tax is payable to the extent such alternative minimum tax income is in excess of the regular income tax. Net operating losses, of which MBL Bank has none, can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Minden Bancorp has not been subject to the alternative minimum tax or any such amounts available as credits for carryover.

Net Operating Loss Carryovers. Net operating losses incurred in taxable years beginning before August 6, 1997 may be carried back to the three preceding taxable years and forward to the succeeding 15 taxable years. For net operating losses in years beginning after August 5, 1997, other than 2001 and 2002, such net operating losses can be carried back to the two preceding taxable years and forward to the succeeding 20 taxable years. Net operating losses arising in 2001 or 2002 may be carried back five years and may be carried forward 20 years. Special rules enacted in 2009 permit certain electing small business taxpayers to carryback a 2008 net operating loss for a period of three, four or five years to offset taxable income in those preceding taxable years. At December 31, 2012, Minden Bancorp had no net operating loss carryforwards respectively, for federal income tax purposes.

Corporate Dividends-Received Deduction. Minden Bancorp may exclude from its income 100% of dividends received from MBL Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is 80% in the case of dividends received from corporations which a corporate recipient owns less than 80%, but at least 20% of the distribution corporation. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received.

State and Local Taxation

Minden Bancorp is subject to the Louisiana Corporation Income Tax based on our Louisiana taxable income. The Corporation Income Tax applies at graduated rates from 4% upon the first $25,000 of Louisiana taxable income to 8% on all Louisiana taxable income in excess of $200,000. For these purposes, "Louisiana taxable income" means net income which is earned by us within or derived from sources within the State of Louisiana, after adjustments permitted under Louisiana law, including a federal income tax deduction. It also excludes dividends received from MBL Bank. In addition, MBL Bank is subject to the Louisiana Shares Tax which is imposed on the assessed value of a company's stock. The formula for deriving the assessed value is to calculate 15% of the sum of:

(a) 20% of our capitalized earnings, plus

(b) 80% of our taxable stockholders' equity, minus

(c) 50% of our real and personal property assessment.

Various items may also be subtracted in calculating a company's capitalized earnings.

Item 1A. Risk Factors.

Not applicable.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties

We currently conduct business from our main office and one branch office. The following table sets forth the net book value of the land and buildings and certain other information with respect to our offices at December 31, 2012.

Description/Address	Leased/Owned	Net Book Value of Property	Amount of Deposits
		(In thousands)	
Main Office: 100 MBL Bank Drive Minden, Louisiana 71055	Owned	$ 3,041	$ 232,102
Branch Office: 415 Main Street Minden, Louisiana 71055	Owned	1,569	1,861

Description/Address	Leased/Owned	Net Book Value of Property	Amount of Deposits
Total		$4,610	$233,963

Item 3. Legal Proceedings

We are not presently involved in any legal proceedings of a material nature. From time to time, we are a party to legal proceedings incidental to our business to enforce our security interest in collateral pledged to secure loans made by us.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) Minden Bancorp's common stock is quoted on the OTC Bulletin Board under the symbol "MDNB."

The following table sets forth the high and low closing stock prices for Minden Bancorp common stock and cash dividends per share declared for the periods indicated.

Quarter ended:	Stock Price Per Share		Cash Dividends Per Share
	High	Low	
December 31, 2012	$ 16.75	$13.90	$0.160
September 30, 2012	15.00	14.50	0.075
June 30, 2012	14.50	13.50	0.075
March 31, 2012	14.50	14.00	0.075
December 31, 2011	15.00	13.00	0.075
September 30, 2011	14.00	12.20	0.065
June 30, 2011	13.20	12.60	0.065
March 31, 2011	13.20	12.60	0.065

At December 31, 2012, Minden Bancorp had approximately 475 shareholders of record, not including those who hold shares in "street" name.

(b) Not applicable.

(c) Minden Bancorp's repurchases of its common stock made during the quarter ended December 31, 2012 are set forth in the table below:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicity Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs (a)
Oct. 1, 2012 – Oct. 31, 2012	--		--	57,691
Nov. 1, 2012 – Nov. 30, 2012	987	$ 14.95	987	56,704
Dec. 1, 2012 – Dec. 31, 2012	26,188	16.25	26,188	30,516
Total	27,175	$ 15.71	27,175	

Notes to this table:

(a) On May 17, 2012, Minden Bancorp announced by press release its first stock repurchase program to purchase up to 70,000 shares, or approximately 3.0% of Minden Bancorp's then outstanding number of shares of common stock. As of October 1, 2012, 7,691 shares remained to be repurchased pursuant to the first repurchase program. In addition, on October 10, 2012, Minden Bancorp announced by press release a second repurchase program to repurchase up to 50,000 shares, or approximately 2.0% of Minden Bancorp's outstanding shares of common stock. The repurchase program will be in effect for one year unless extended.

Item 6. Selected Financial Data.

Set forth below is selected consolidated financial and other data of Minden Bancorp. The information at December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 is derived in part from the audited financial statements that appear in this Annual Report on Form 10-K. The information at or for the year ended December 31, 2010 is derived from audited financial statements that do not appear in this Annual Report on Form 10-K.

	At December 31,		
	2012	2011	2010
	(In thousands)		
Selected Financial Data:			
Total assets	$276,491	$264,598	$247,751
Cash and cash equivalents	34,290	52,407	48,702
Investment securities:			
Held to maturity	--	--	139
Available for sale	88,188	72,955	62,436
FHLB stock	109	240	239
FNBB stock	210	210	210
Loans receivable, net	146,481	131,454	127,190
Deposits	233,963	223,713	212,085
FHLB advances	--	--	--
Stockholders' equity	40,325	39,030	24,110

	At or For the Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Selected Operating Data:			
Total interest income	$ 9,635	$ 9,197	$8,942
Total interest expense	1,282	1,509	1,844
Net interest income	8,353	7,688	7,098
Provision for loan losses	120	370	370
Net interest income after provision for loan losses	8,233	7,318	6,728
Total non-interest income	719	1,180	795
Total non-interest expense	4,399	4,529	4,110
Income before income taxes	4,553	3,969	3,413
Income taxes	1,518	1,350	1,160
Net income	$ 3,035	$ 2,619	$2,253
Selected Operating Ratios [1]			
Average yield on interest-earning assets	3.87%	4.00%	4.52%
Average rate on interest-bearing liabilities	.67	.86	1.14
Average interest rate spread[2]	3.20	3.14	3.38
Net interest margin[2]	3.35	3.34	3.59
Average interest-earning assets to average interest-bearing liabilities	130.51	130.26	122.11
Net interest income after provision for loan losses to non-interest expense	187.16	161.58	163.70
Total non-interest expense to average assets	1.69	1.88	1.97
Efficiency ratio[3]	48.49	51.07	52.09
Return on average assets	1.17	1.09	1.08
Return on average equity	7.71	7.38	9.70
Average equity to average assets	15.12	14.71	11.15

(Footnotes on following page)

	At or For the Year Ended December 31,		
	2012	2011	2010
Asset Quality Ratios:[4]			
Non-performing loans as a percent of loans receivable, net[4]	0.49%	0.32%	0.40%
Non-performing assets as a percent of total assets[4]	0.26	0.17	0.21
Non-performing assets and troubled debt restructurings as a percent of total assets[4]	0.50	0.43	0.22
Allowance for loan losses as a percent of non-performing loans	223.54%	381.46	255.16
Net charge-offs to average loans receivable	.10	.02	0.07
Capital Ratios:[5]			
Tier 1 capital ratio	12.94%	12.31%	9.37%
Tier 1 risk-based capital ratio	25.14%	26.01%	19.15%
Total risk-based capital ratio	26.27%	27.26%	20.26%
Other Data:			
Banking offices	2	2	2

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4) Non-performing loans consist of all nonaccrual loans as well as loans past due as to principal or interest more than 90 days delinquent but still accruing. Non-performing assets consist of non-performing loans and real estate owned. Real estate owned consists of real estate acquired through foreclosure or real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(5) Capital ratios are end of period ratios.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Minden Bancorp is a Louisiana-chartered holding company which owns 100% of the capital stock of MBL Bank, a community oriented building and loan association headquartered in Minden, Louisiana. Our primary business consists of attracting deposits from the general public and using those funds to originate loans to our customers and invest in securities such as United States ("U.S.") Government and agency securities, mortgage-backed securities and municipal obligations. At December 31, 2012, Minden Bancorp had total assets of $276.5 million, total deposits of $234.0 million and stockholders' equity of $40.3 million.

We are primarily engaged in attracting deposits from the general public through our two banking offices and using such deposits primarily to (i) originate loans secured by first liens on single-family (one-to four-units) residential and commercial real estate properties as well as to originate land and commercial business loans and (ii) invest in securities issued by the U.S. Government and agencies thereof, mortgage-backed securities and municipal securities. Minden Bancorp derives its income principally from interest earned on loans, mortgage-backed securities and investments and, to a lesser extent, from fees received in connection with the origination of loans and for other services. Minden Bancorp's primary expenses are interest expense on deposits and general operating expenses. Funds for activities are provided primarily by deposits, repayments and prepayments of outstanding loans, investments and mortgage-backed securities and other sources.

MBL Bank is subject to regulation by the Louisiana Office of Financial Institutions, as its chartering authority, and by the Federal Deposit Insurance Corporation, which also insures MBL Bank's deposits up to applicable legal limits.

Certain highlights of our operating strategy are:

- *Emphasizing Commercial Real Estate, Commercial Business and Land Loans.* At December 31, 2012, $52.4 million or 34.8% of our total loan portfolio consisted of commercial real estate and commercial business loans. In addition, at December 31, 2012 we had $20.2 million of land loans, most of which are secured by income producing properties such as timber or agricultural property. Commercial real estate and commercial business loans as well as land loans are attractive because they generally provide us with higher average yields than single-family residential mortgage loans and they typically have adjustable rates of interest and/or shorter terms to maturity than traditional single-family residential mortgage loans. We intend to continue to emphasize growth of our commercial real estate, commercial business and land lending in a manner consistent with our stringent loan underwriting policies and procedures. At December 31, 2012, we had one non-performing commercial real estate loan, two non-performing commercial business loans and three non-performing land loans with principal balances at such date of $45,000, $39,000 and $52,000 respectively.

- *Increasing Core Deposits.* We will continue our efforts to increase our core deposits in order to help reduce and control our cost of funds. As part of our emphasis on developing commercial banking relationships, we have emphasized the expansion of non-interest checking accounts which comprised $41.5 million or 17.7% of our total deposit portfolio at December 31, 2012. We offer a wide variety of deposits to our customers at competitive rates. We do not necessarily seek to match the highest rates paid by competitors.

- *Expanding our Market Presence.* We are taking steps to increase our market penetration in our existing market area by expanding the products and services we offer while continuing to emphasize customer service in an effort to capture more of each customer's banking relationships. In addition to organic growth, we continue to evaluate market expansion opportunities. We have the ability to consider additional new offices, either on a de novo basis or through acquisitions, although we currently have no plans, agreements or understandings with respect to any acquisitions.

- *Emphasizing Business Banking Operations.* We have increased our contacts with local businesses in an effort to increase our business banking relationships and as a continuation of our transformation to a full-service community bank. As a locally based bank, we believe that we offer a high level of customer service and an efficient loan application and approval process which is attractive to many local, small to medium sized businesses.

- *New Product Lines.* MBL Bank now offers credit cards (on an agency basis) and ACH originations. We continue to evaluate new product lines and services as a part of our ongoing efforts to offer a broader array of products and services to our customers. In particular, we continue to evaluate financial products which will increase our non-interest income.

- *Continuing Residential Mortgage Lending.* Historically, we were a traditional single-family residential mortgage lender, and we will continue to offer traditional single-family residential loan products. For the past several years, we have emphasized originating such loans with balloon payments after three to five years and/or with shorter amortization periods and terms. At December 31, 2012, our loans secured by single-family residential mortgages amounted to $55.4 million, or 36.8% of our total loan portfolio.

Our results of operations depend, to a large extent, on net interest income, which is the difference between the income earned on our loan and securities portfolios and interest expense on deposits and borrowings. Our net interest income is largely determined by our net interest spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, and the relative amounts of interest-earning assets and interest-bearing liabilities. Results of operations are also affected by our provisions for loan losses, fees and service charges and other non-interest income and non-interest expense. Non-interest expense principally consists of compensation and employee benefits, office occupancy and equipment expense, data processing, advertising and other expense. Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact our financial condition and results of operations.

Our net income amounted to $3.0 million and $2.6 million for the years ended December 31, 2012 and 2011, respectively. Some of the major factors and trends which have impacted our results in these periods include the following:

- *Low Market Rates of Interest.* In recent periods, our results have benefitted from the historically low market rates of interest that have prevailed. The federal funds rate has been at a range of 0% to 0.25% from 2009 through 2012. We expect the federal funds rate to remain at the current low level through at least mid-2013. The average rates that we pay on our interest-bearing deposits and other liabilities have fallen steadily, from 1.14% for the year ended December 31, 2010 to 0.67% during the year ended December 31, 2012. Because the average rates on our deposits and other liabilities tend to adjust to changes in market rates of interest more quickly than the average yields we earn on our loans and other interest-earning assets, our average interest rate spread (the difference between the average yield earned on interest-earning assets and the average cost paid on interest-bearing liabilities) increased between 2011 and 2012 from 3.14% to 3.20%, as has our net interest income. We anticipate that the current low rate environment will continue to put downward pressure on short term interest rates until the economic recovery is sustainable. However, when the interest rate environment begins to increase it will cause pricing pressure on our deposit accounts and may have a negative impact on our net income.

- *Managing Other Expenses.* Our other, or non-interest, expenses amounted to $4.4 million and $4.5 million for the years ended December 31, 2012 and 2011, respectively. We have been able to maintain the level of our non-interest expenses through implementation of stringent cost controls resulting in only modest increases in most of our areas of non-interest expense. Salary and employee benefits expense for the year ended December 31, 2012 increased $105,000 over the year ended December 31, 2011. The increase was primarily the result of an increase in the number of employees, salary increases, the purchase by our employee stock ownership plan of additional shares in the second-step conversion offering as well as the new stock benefit plans implemented.

Critical Accounting Policies

In reviewing and understanding financial information for Minden Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. These policies are described in Note 1 of the notes to our consolidated financial statements. The accounting and financial reporting policies of Minden Bancorp conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported consolidated financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Charges against the allowance for loan losses are made when management believes that the collectibility of loan principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impaired loans, the value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience. All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan losses have not required significant adjustments from management's initial estimates. In addition, the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation, as an integral part of their examination processes, periodically review our allowance for loan losses. The Louisiana Office of Financial Institution and the Federal Deposit Insurance Corporation may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Income Taxes. We make estimates and judgments to calculate some of our tax liabilities and determine the recoverability of some of our deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses. We also estimate a deferred tax asset valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective. Historically, our estimates and judgments to calculate our deferred tax accounts have not required significant revision to our initial estimates.

In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence, including our past operating results, recent cumulative losses and our forecast of future taxable income. In determining future taxable income, we make assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

Other than Temporary Impairment of Securities. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) whether or not we intend to sell or expect that it is more likely than not that we will be required to sell the security prior to an anticipated recovery in fair value. Once a decline in value for a debt security is determined to be other-than-temporary, the other-than-temporary impairment is separated into (a) the amount of total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to credit loss is recognized in earnings. The amount of other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss).

Financial Condition

Changes in Financial Condition at December 31, 2012 Compared to December 31, 2011

Total assets increased $11.9 million or 4.5% to $276.5 million at December 31, 2012 compared to $264.6 million at December 31, 2011. This increase primarily reflected a $15.2 million or 20.9% increase in investment securities and a $15.0 million or 11.4% increase in net loans, offset partially by a $18.1 million decrease in cash and cash equivalents. The Company continued its efforts to expand its loan portfolio during 2012. For the year ended December 31, 2012, we originated a total of $108.4 million of loans, including $20.1 million of single-family residential loans, $24.7 million of commercial real estate loans, $18.3 million of commercial business loans and $17.8 million of non-real estate consumer loans, partially offset by $85.9 million of loan repayments. MBL Bank remains committed to continuing its emphasis on developing and growing new and existing loan relationships with both retail and commercial customers within its primary market area.

Total liabilities increased $10.6 million or 4.7% to $236.2 million at December 31, 2012 compared to $225.6 million at December 31, 2011. This increase was primarily due to a $10.3 million or 4.6% increase in deposits and a $400,000 increase in other liabilities.

Stockholders' equity increased $1.3 million or 3.3% to $40.3 million as of December 31, 2012 compared to $39.0 million at December 31, 2011. The increase was in part due to net income of $3.0 million, other comprehensive income of $409,000 and the exercise of stock options of $241,000 for the year ended December 31, 2012. Stockholders' equity was reduced by dividends paid of $918,000, the purchase of shares in the amount of $335,000 for the Company's shareholder approved Recognition and Retention Plan, and the purchase of treasury stock for $1.3 million.

Non-performing assets and troubled debt restructurings, which consist of nonaccruing loans, accruing loans 90 days or more delinquent, troubled debt restructurings, and real estate owned (which includes real estate acquired through, or in lieu of, foreclosure), increased by $285,000 to $1.4 million or 0.5% of total assets at December 31, 2012 from $1.1 million or 0.4% of total assets at December 31, 2011. This increase was primarily due to a $70,000 increase in nonaccrual commercial real estate and land loans and an increase of $223,000 in accruing loans 90 days or more past due. At December 31, 2012, the $718,000 of non-performing assets consisted of $311,000 of accruing loans 90 days or more delinquent and $407,000 of nonaccrual loans. At December 31, 2012, the $407,000 of nonaccrual loans consisted primarily of single-family residential mortgage loans totaling $237,000, commercial real estate and land loans totaling $74,000 and consumer loans totaling $81,000. Management continues to aggressively pursue the collection and resolution of all delinquent loans. In addition, we had at December 31, 2012 one $706,000 non-residential real estate loan deemed a troubled restructuring which is on an accrual basis due to its continued performance in accordance with its modified terms for more than six months. See "Item 1 - Business - Asset Quality." Such loan was subsequently paid in full in January 2013 with no loss to the Company.

MBL Bank strives to maintain current valuations of the collateral supporting its impaired loans as well as other real estate owned. In most cases, we utilize third-party appraisals to determine the estimated fair value of the underlying collateral when measuring for impairment. As part of our valuation analysis, management considers the timing and reliability of the original appraisal, the original loan-to-value, our overall exposure and current market conditions. As part of our analysis, discounts may be applied to any collateral valuations that were performed more than one year prior to the reporting date.

At both December 31, 2012 and December 31, 2011, the allowance for loan losses amounted to $1.6 million. At December 31, 2012, the allowance for loan losses amounted to 223.5% of non-performing loans and 1.1% of total loans receivable, as compared to 381.5% and 1.2%, respectively, at December 31, 2011.

Although management uses the best information available to make determinations with respect to the provisions for loan losses, additional provisions for loan losses may be required to be established in the future should economic or other conditions change substantially. In addition, the Louisiana Office of Financial Institutions and the Federal Deposit Insurance Corporation, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to such allowance based on their judgments about information available to them at the time of their examination.

Average Balances, Net Interest Income, Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the interest rate spread. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

	Yield/Rate at December 31, 2012	2012			2011		
		Average Balance	Interest	Average Yield/ Rate[1]	Average Balance	Interest	Average Yield/ Rate
		(Dollars in thousands)					
Interest-earning assets:							
Loans receivable	5.72%	$ 139,157	$ 8,383	6.02%	$ 129,235	$ 7,998	6.19%
Investment securities	1.36	82,769	1,185	1.43	64,542	1,108	1.72
Other interest-earning assets	0.24	27,123	67	0.25	36,042	91	0.25
Total interest-earning assets	3.68%	249,049	9,635	3.87%	229,819	9,197	4.00%
Non-interest-earning assets		11,348			11,501		
Total assets		260,397			241,320		
Interest-bearing liabilities:							
Savings, NOW and money market accounts	0.25%	102,369	253	0.25%	93,675	287	0.31%
Certificates of deposit	1.14	88,458	1,029	1.16	82,740	1,222	1.48
Total deposits	0.55	190,827	1,282	0.67	176,415	1,509	0.86
FHLB advances and other borrowings	--	--	--	--	10	--	--
Total interest-bearing liabilities	0.55%	190,827	1,282	0.67%	176,425	1,509	0.86%
Non-interest-bearing liabilities		30,196			29,398		
Total liabilities		221,023			205,823		
Stockholders' equity[1]		39,374			35,497		
Total liabilities and shareholders' equity[1]		$ 260,397			$ 241,320		
Net interest-earning assets		$ 58,222			$ 53,394		
Net interest income; average interest rate spread	3.13 %		$8,353	3.20%		$7,688	3.14%
Net interest margin[2]				3.35%			3.34%
Average interest-earning assets to average interest-bearing liabilities				130.51%			130.26%

(1) Includes retained earnings and other comprehensive income (loss).
(2) Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31, 2012 Compared to 2011 Increase (Decrease) Due to			Year Ended December 31, 2011 Compared to 2010 Increase (Decrease) Due to		
	Rate	Volume	Total Increase (Decrease)	Rate	Volume	Total Increase (Decrease)
	(In thousands)					
Interest income:						
Loans receivable	$(229)	$614	$385	$ (82)	$328	$246
Investment securities	(236)	313	77	(306)	288	(18)
Other interest-earning assets	(1)	(23)	(24)	(13)	40	27
Total interest income	(466)	904	438	(401)	656	255
Interest expense:						
Savings, NOW and money market accounts	(61)	27	(34)	(205)	44	(161)
Certificates of deposit	(277)	84	(193)	(285)	111	(174)
Total deposits	(338)	111	(227)	(490)	155	(335)
FHLB advances and other borrowings	--	--	--	--	--	--
Total interest expense	(338)	111	(227)	(490)	155	(335)
Increase (decrease) in net interest income	$(128)	$793	$665	$ 89	$501	$590

Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2012 and 2011

General. We recorded net income of $3.0 million for the year ended December 31, 2012 compared to net income of $2.6 million in 2011.

Net interest income increased $665,000 or 8.7% to $8.4 million for the year ended December 31, 2012 compared to 2011, primarily due to a $438,000 increase in interest income combined with a $227,000 decrease in interest expense. The increase in interest income reflected the continued growth of our loan and investment portfolios offset by the re-pricing downward of such portfolios as a result of the decline in interest rates and yields. The decrease in interest expense is a reflection of the continued re-pricing downward of our deposit liabilities resulting from the decline in interest rates. Total non-interest income decreased $461,000 or 39.1% for the year ended December 31, 2012, compared to 2011. Non-interest income for the year ended December 31, 2011 included a gain on the sale of assets of $212,000 as compared to a net loss of $1,000 for the year ended December 31, 2012. There were no sales of investment securities for the year ended December 31, 2012 as compared to the sale of $18.4 million of investment securities during the year ended December 31, 2011. Non-interest expenses decreased by $130,000 or 2.9% for the year ended December 31, 2012 due to a $131,000 decrease in FDIC insurance premiums and a $95,000 decrease in occupancy expense, partially offset by a $105,000 increase in salary and benefit expense and a modest decrease in all other general and administrative expenses. The provision for loan losses was $120,000 and $370,000 for the years ended December 31, 2012 and 2011, respectively.

Net Interest Income. Net interest income is determined by our interest rate spread (i.e., the difference between the yields earned on our interest-earning assets and the rates paid on our interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income increased $665,000 or 8.7% to $8.4 million for the year ended December 31, 2012 compared to 2011. This increase was primarily due to the decrease in the rates paid on interest-bearing deposits combined with a $385,000 increase in interest earned on loans receivable and an increase of $53,000 in interest income on investment securities and other interest-earning assets due to increases in the average balances of loans and investments. The decline in interest expense was primarily the result of the decline in the average cost of interest-bearing liabilities which more than offset the $14.4 million increase in the average balance of interest-bearing deposits as we funded our asset growth through deposits rather than borrowings.

Interest Income. Interest income increased $438,000 or 4.8% to $9.6 million for the year ended December 31, 2012 compared to 2011. The increase was primarily due to a $385,000 or 4.8% increase in interest earned on loans and a $53,000 increase in interest earned on investment securities and other interest-earning assets. The increase in interest income on loans was primarily due to a $9.9 million or 7.7% increase in the average balance of loans outstanding as we continued our growth strategy, which increase more than offset the 17 basis point decline in the average yield reflecting the decline in market rates of interest. The increase in interest earned on investment securities reflected a $18.2 million or 28.2% increase in the average balance partially offset by a 29 basis point decline in the yield thereon.

Interest Expense. Interest expense decreased $227,000 or 15.0% to $1.3 million for the year ended December 31, 2012 compared to 2011. This was due to a decrease of $34,000 or 11.9% in interest expense on interest-bearing deposits and savings and a decrease of $193,000 or 15.8% in interest expense on certificates of deposit. The decrease in interest expense on certificates of deposit was primarily due to a 32 basis point or 21.6% decrease in the average rate paid, which was partially offset by a $5.7 million or 6.9% increase in the average balance outstanding. In addition, a further reduction in our cost of funds was due to the decrease in interest paid on transaction accounts of $34,000 or 11.9% which reflected primarily the effect of the 6 basis point decline in the average rate paid to 0.25% offset in part by the $8.7 million increase in the average balance as we pursued funding our asset growth with low cost core deposits.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, to maintain the allowance for loan losses at a level which will cover known and inherent losses in the loan portfolio, based upon an assessment of prior loss experience, the volume and type of lending conducted, industry standards, past due loans, economic conditions in our market area and other factors related to the collectibility of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect a borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The provision for loan losses amounted to $120,000 and $370,000 for the year ended December 31, 2012 and December 31, 2011, respectively.

A loan is considered impaired when, based on current information or events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan. If the fair value of the collateral is less than the recorded investment in the loan, we will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

Non-Interest Income. Total non-interest income decreased $461,000 or 39.1% from $1.2 million for the year ended December 31, 2011 to $719,000 for fiscal 2012. Non-interest income for the year ended December 31, 2011 included a gain on the sale of assets of $212,000 as compared to a net loss of $1,000 for the year ended December 31, 2012. There were no sales of investment securities during the year ended December 31, 2012 as compared to $18.4 million of investment securities during the year ended December 31, 2011.

Non-Interest Expenses. Our non-interest expenses amounted to $4.4 million and $4.5 million for the years ended December 31, 2012 and 2011, respectively. The decrease was primarily due to a $131,000 decrease in FDIC insurance premiums and a $95,000 decrease in occupancy expense, partially offset by a $105,000 increase in salary and benefit expense and a modest decrease in all other general and administrative expenses.

Income Tax Expense. We incurred income tax expense of $1.5 million for the year ended December 31, 2012 as compared to $1.4 million for the year ended December 31, 2011 due to the increase in income before income taxes for 2012. Our effective tax rates for 2012 and 2011 were 33.0% and 34.0%, respectively.

Exposure to Changes in Interest Rates

Our ability to maintain net interest income depends upon our ability to earn a higher yield on interest-earning assets than the rates we pay on deposits and borrowings. The Company's interest-earning assets consist primarily of longer term residential and commercial real estate mortgage loans and investment securities available for sale which have fixed rates of interest. Consequently, our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.

Although longer term, fixed-rate mortgage loans made up a significant portion of our interest-earning assets at December 31, 2012, we maintained a significant portfolio of securities available-for-sale during the past few years. We continue to structure increases in number of our loans to include balloon payments due in three to five years or with shorter terms in order to better position us for a rising rate environment. At December 31, 2012 and 2011, securities available-for-sale amounted to $88.2 million and $73.0 million, respectively, or 31.9% and 27.6%, respectively, of total assets at such dates. In addition, at December 31, 2012, 80.3% of our loan portfolio was comprised of loans with either balloon payments due in five years or less or with terms of five years or less. Pursuing this strategy will allow our interest-earning assets to reprice more rapidly in a rising interest rate environment.

Quantitative Analysis. MBL Bank obtains a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports which show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Net Portfolio Value. Our interest rate sensitivity is monitored by management through the use of a model which internally generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of December 31, 2012:

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
			(Dollars in thousands)		
300	$40,173	$ 1,478	3.82%	15.23%	126 BP
200	40,510	1,815	4.69	15.08	111
100	40,423	1,728	4.47	14.79	82
Static	38,695	--	--	13.97	--
(100)	38,015	(680)	(1.76)	13.62	(35)

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV requires the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the models presented assume that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV simulation model above provides an indication of interest rate risk exposure at a particular point in time, such model is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on net interest income and will differ from actual results.

Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed our cost of funds. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, if any, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have for the past several years frequently structured our mortgage loans to provide for balloon payments of the principal due after three or five years as well as pursued the origination of loans with shorter terms such as commercial business loans and land loans. In addition, commencing in 2010 we began originating for sale those single-family loans with terms of 15 years or greater. As a result, we are not as susceptible to rising interest rates as we would be if our interest-earning assets were primarily comprised of long-term fixed-rate mortgage loans. Interest rate floors limit our interest rate risk by limiting potential decreases in the interest yield on an adjustable-rate loan to a certain level. As a result, we receive a minimum yield even if rates decline farther and the interest rate on the particular loan would otherwise adjust to a lower amount. Conversely, interest rate ceilings limit the amount by which the yield on an adjustable-rate loan may increase to no more than six percentage points over the rate at the time of origination. Finally, we intend to continue to emphasize the origination on shorter term consumer loans and commercial business loans which generally have terms of five years or less and/or bear adjustable rates.

Liquidity and Capital Resources

We maintain levels of liquid assets deemed adequate by management. We adjust our liquidity levels to fund deposit outflows, repay our borrowings and to fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. Our deposit accounts with the Federal Home Loan Bank of Dallas amounted to $3.6 million and $900,000 at December 31, 2012 and 2011, respectively.

A significant portion of our liquidity consists of securities classified as available-for-sale and cash and cash equivalents. Our primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts. If we require funds beyond our ability to generate them internally, we have borrowing agreements with the Federal Home Loan Bank of Dallas which provide an additional source of funds. At December 31, 2012, we did not have any advances from the Federal Home Loan Bank of Dallas and had $85.7 million in borrowing capacity.

At December 31, 2012, we had outstanding commitments to originate loans totaling $11.6 million. At December 31, 2012, certificates of deposit scheduled to mature in less than one year totaled $64.0 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment. We intend to utilize our high levels of liquidity to fund our lending activities. If additional funds are required to fund lending activities, we intend to sell our securities classified as available-for-sale as needed.

MBL Bank is required to maintain regulatory capital sufficient to meet tangible, core and total risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2012, MBL Bank exceeded each of its capital requirements with ratios of 12.9%, 12.9% and 26.3%, respectively, and was deemed "well-capitalized" for regulatory capital purposes.

Payments Due Under Contractual Obligations

The following table summarizes our contractual cash obligations, consisting solely of certificates of deposit, at December 31, 2012.

	Total at December 31, 2012	Payments Due By Period			
		To 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Certificates of deposit	$ 90,187	$64,044	$26,143	$ --	$ --
Total contractual obligations	$ 90,187	$64,044	$26,143	$ --	$ --

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, lines of credit and letters of credit.

The following table summarizes our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and undisbursed construction loans in process at December 31, 2012.

	Total Amounts Committed at December 31, 2012	Amount of Commitment Expiration - Per Period			
		To 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Letters of credit	$ 114	$ 114	$ --	$ --	$ --
Unused lines of credit	16,892	8,216	8,676	--	--
Undisbursed portion of loans in process	2,364	2,364	--	--	--
Commitments to originate loans	11,566	11,566	--	--	--
Total commitments	$ 30,936	$ 22,260	$ 8,676	$ --	$ --

Recent Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

In November 2009, the Securities and Exchange Commission issued a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with IFRS. IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The Securities and Exchange Commission had been expected to make a determination in 2012 regarding the mandatory adoption of IFRS. To date, the Securities and Exchange Commission has not issued its determination on this matter. The Company is currently assessing the impact that this potential change would have on its operating results and financial condition, and will continue to monitor the development of the potential implementation of IFRS.

Accounting Standards Updates

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement.* ASU 2011-04 amends the fair value measurement and disclosure requirements in order to gain consistency between the generally accepted accounting principles in the United States and the IFRS. The effective date for ASU 2011-04 is for the first interim and annual period beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Company's results of operations, financial position or disclosures.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income.* ASU 2011-05 requires entities to present the total of comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement of comprehensive income or in two separate consecutive statements. The effective date for ASU 2011-05 is for annual and interim periods beginning after December 15, 2011. The adoption of ASU 2011-05 is reflected in the financial statements and presents a change in its consolidated statement of changes in shareholder's equity.

In September 2011, the FASB issued ASU No. 2011-09, *Compensation Retirement Benefits -- Multi-employer Plans.* ASU 2011-09 requires entities to provide additional separate disclosures for multi-employer pension plans and multi-employer other post-retirement benefit plans. This update is intended to provide users with more detailed information about an employer's involvement in multi-employer pension plans. The effective date for ASU 2011-09 is for annual periods for fiscal years ending after December 15, 2011. The adoption of this accounting standard did not have an impact on the Company's results of operations, financial position or disclosures.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet, Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The effective date for ASU 2011-11 is for annual reporting periods beginning on or after January 1, 2013, and interim periods with those annual periods. The adoption of ASU 2011-11 is not expected to have a material impact on the Company's results of operations, financial position or disclosures.

In December 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* ASU 2011-12 defers certain changes in ASU 2011-05 relating to the presentation of reclassification adjustments. The adoption of ASU 2011-012 did not have a material impact on the Company's results of operations, financial position or disclosures.

In June 2012, the FASB issued Exposure Draft 2012-200, Financial Instruments (Topic 825), *Disclosures about Liquidity Risk and Interest Rate Risk.* The proposed ASU would require financial institutions to include liquidity risk tabular disclosure of the carrying amounts of classes of financial assets and liabilities segregated by their expected maturities, including off-balance sheet financial commitments and obligations. In addition, interest rate risk disclosures would provide information about the exposure of the entities financial assets and liabilities to fluctuations in market interest rates. The proposed ASU does not include a proposed effective date.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

See "Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Exposure to Changes in Interest Rates."

Item 8. Financial Statements and Supplementary Data.

HEARD, MCELROY, & VESTAL
LLC
CERTIFIED PUBLIC ACCOUNTANTS
333 TEXAS STREET, SUITE 1525
SHREVEPORT, LOUISIANA 71101
318-429-1525 PHONE 318-429-2070 FAX

The Board of Directors
Minden Bancorp, Inc. and Subsidiary
Minden, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Minden Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minden Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Heard, McElroy & Vestal, LLC

March 12, 2013
Shreveport, Louisiana

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • MONROE • DELHI
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

MINDEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011
(in thousands, except shares and per share)

ASSETS	2012	2011
Cash and noninterest-bearing deposits	$ 6,499	$ 3,498
Interest-bearing demand deposits	26,791	46,734
Federal funds sold	1,000	2,175
Total cash and cash equivalents	34,290	52,407
Securities available-for-sale, at estimated market value	88,188	72,955
First National Banker's Bank stock, at cost	210	210
Federal Home Loan Bank stock, at cost	109	240
Loans, net of allowance for loan losses of $1,605 - 2012 and $1,625-2011	146,481	131,454
Accrued interest receivable	822	715
Premises and equipment, net	5,243	5,418
Other assets owned	-	10
Prepaid and other assets	1,148	1,189
Total assets	$276,491	$264,598

The accompanying notes are an integral part of the consolidated financial statements.

MINDEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

(in thousands, except shares and per share)

LIABILITIES AND STOCKHOLDERS' EQUITY	2012	2011
Liabilities:		
Deposits:		
Noninterest-bearing	$ 41,461	$ 37,850
Interest-bearing	192,502	185,863
Total deposits	233,963	223,713
Accrued interest payable	212	264
Other liabilities	1,991	1,591
Total liabilities	236,166	225,568
Stockholders' equity:		
Preferred stock-$.01 par value; authorized 10,000,000 shares; none issued-no rights/preferences set by board	-	-
Common stock-$.01 par value; authorized 40,000,000 shares; 2,445,315 shares-2012 and 2,420,231 shares-2011 issued and 2,355,831 shares-2012 and 2,420,231 shares-2011 outstanding	24	24
Additional paid-in capital	30,163	29,922
Retained earnings	11,677	9,560
Accumulated other comprehensive income	803	394
Unearned common stock held by Recognition Retention Plan (RRP) (47,736 shares-2012 and 34,476 shares-2011)	(539)	(319)
Unallocated common stock held by ESOP (50,195 shares-2012 and 57,546 shares-2011 unreleased)	(460)	(551)
Treasury stock-at cost (89,484 shares-2012 and -0- shares-2011)	(1,343)	-
Total stockholders' equity (Substantially restricted)	40,325	39,030
Total liabilities and stockholders' equity	$276,491	$264,598

The accompanying notes are an integral part of the consolidated financial statements.

MINDEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except per share)

	2012	2011
Interest income:		
Loans, including fees	$ 8,383	$ 7,998
Investments-taxable:		
Securities	299	522
Mortgage-backed securities	886	586
Other	67	91
Total interest income	9,635	9,197
Interest expense:		
Interest-bearing demand deposits and savings	253	287
Certificates of deposit	1,029	1,222
Total interest expense	1,282	1,509
Net interest income	8,353	7,688
Provision for loan losses	120	370
Net interest income after provision for loan losses	8,233	7,318
Noninterest income:		
Customer service fees	689	888
Gain (loss) on sale of assets - net	(1)	212
Other operating income	31	80
Total noninterest income	719	1,180
Noninterest expenses:		
Salaries and benefits	2,555	2,450
Office occupancy expense	740	835
Professional fees and supervisory examinations	270	255
FDIC insurance premium	140	271
Computer department expenses	163	170
Other general and administrative expenses	531	548
Total noninterest expenses	4,399	4,529
Income before income taxes	4,553	3,969
Income tax expense	1,518	1,350
Net income	$ 3,035	$ 2,619
Earnings per share (EPS)-basic	$1.32	$1.13
Diluted EPS	$1.23	$1.05

The accompanying notes are an integral part of the consolidated financial statements.

MINDEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands)

	2012	2011
Consolidated net income	$ 3,035	$ 2,619
Other comprehensive income before income tax:		
Unrealized gains on securities		
available for sale:		
Unrealized holding gains	620	193
	620	193
Income tax:		
Unrealized gains on securities		
available for sale	211	66
	211	66
Other comprehensive income	409	127
Comprehensive income	$ 3,444	$ 2,746

The accompanying notes are an integral part of the consolidated financial statements.

MINDEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands, except per share)

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned RRP	Unearned ESOP/SOP	Treasury Stock	Total
Balance January 1, 2011	$ 15	$ 16,575	$ 9,256	$ 267	$ (60)	$ (95)	$ (1,848)	$24,110
Net income	-	-	2,619	-	-	-	-	2,619
Other comprehensive income	-	-	-	127	-	-	-	127
Issuance of Common Stock, net of $920 conversion cost	9	13,014	-	-	-	(557)	-	12,466
Exercise of stock options	-	362	-	-	-	-	-	362
Dividends (0.20 per share)	-	-	(467)	-	-	-	-	(467)
Amortization of awards under RRP-net of release of RRP/SOP/ESOP	-	(29)	-	-	68	18	-	57
Unearned RRP/ESOP	-	-	-	-	30	83	-	113
Purchase of shares for RRP	-	-	-	-	(357)	-	-	(357)
Treasury shares retired	-	-	(1,848)	-	-	-	(1,848)	-
Balance December 31, 2011	24	29,922	9,560	394	(319)	(551)	-	39,030
Net income	-	-	3,035	-	-	-	-	3,035
Other comprehensive income	-	-	-	409	-	-	-	409
Exercise of stock options	-	241	-	-	-	-	-	241
Dividends (.385 per share)	-	-	(918)	-	-	-	-	(918)
Amortization of awards under RRP-net of release of RRP/SOP/ESOP	-	-	-	-	115	38	-	153
Unearned RRP/ESOP	-	-	-	-	-	53	-	53
Purchase of shares for RRP	-	-	-	-	(335)	-	-	(335)
Purchase of treasury stock	-	-	-	-	-	-	(1,343)	(1,343)
Balance December 31, 2012	$ 24	$ 30,163	$11,677	$ 803	$ (539)	$ (460)	$ (1,343)	$40,325

The accompanying notes are an integral part of the consolidated financial statements.

MINDEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands)

	2012	2011
Cash flows from operating activities:		
Net income	$ 3,035	$ 2,619
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	264	280
Provision for loan losses	120	370
Deferred income taxes	(5)	808
RRP and other expenses	206	169
Net amortization of securities	1,152	535
(Gain) loss on sale of assets	1	(212)
(Increase) decrease in prepaid expenses and accrued income	(60)	425
Increase in interest payable and other liabilities	136	118
Net cash provided by operating activities	4,849	5,112
Cash flows from investing activities:		
Activity in available for sale securities:		
Sales, maturities and pay-downs	24,221	39,844
Purchases	(39,986)	(50,524)
Activity in held to maturity securities:		
Sales, maturities and pay-downs	-	136
Net (increase) in loans	(15,155)	(4,610)
Purchases of premises and equipment-net	(89)	(147)
Proceeds from sale of other assets	148	11
Net cash (used) by investing activities	(30,861)	(15,290)
Cash flows from financing activities:		
Net increase in deposits	10,250	11,628
Dividends paid	(918)	(467)
Proceeds from stock options exercised	241	362
Purchase of shares for RRP	(335)	(357)
Purchase of treasury stock	(1,343)	-
Deposit/proceeds from stock offering – net	-	2,717
Net cash provided by financing activities	7,895	13,883
Net (decrease) increase in cash and cash equivalents	(18,117)	3,705
Cash and cash equivalents at January 1	52,407	48,702
Cash and cash equivalents at December 31	$ 34,290	$ 52,407

The accompanying notes are an integral part of the consolidated financial statements.

MINDEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(in thousands)

	2012	2011
Supplemental disclosures:		
Interest paid on deposits and borrowed funds	$ 1,350	$1,566
Income taxes paid	$1,579	$ 448
Noncash investing and financing activities:		
Transfer of loans to real estate owned	$ 168	$ 209
Increase in unrealized gain on securities available for sale	$ 620	$ 193

The accompanying notes are an integral part of the consolidated financial statements.

1. Summary of Significant Accounting Policies

Minden Bancorp, Inc. is a savings and loan holding company (the "Company") established in 2010 as the successor to Minden Bancorp, Inc., a Federal corporation established in 2001 as described below. MBL Bank (the "Bank") is the wholly-owned subsidiary of the Company. The Company's significant assets and business activity are its investment in the Bank. All intercompany transactions have been eliminated in consolidation of Minden Bancorp, Inc. and MBL Bank. The Bank accepts customer demand, savings, and time deposits and provides residential mortgages, commercial mortgages, and consumer and business loans to customers. The Bank is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

On December 11, 2001, the Board of Directors of Minden Building and Loan Association, a Louisiana chartered building and loan association, which changed its name to MBL Bank in 2007, adopted a plan of reorganization pursuant to which the Association converted to stock form and became the wholly-owned subsidiary of Minden Bancorp, Inc., a federally chartered corporation ("old Minden"). In connection with the reorganization, the Company became a majority owned (58.6%) subsidiary of Minden Mutual Holding Company. On January 4, 2011, the "second-step" conversion of the Bank from the mutual holding company structure to the stock holding company structure pursuant to a Plan of Conversion and Reorganization adopted in September 2010 was completed. Upon completion of the conversion and reorganization, the Company, a newly formed Louisiana corporation, became the holding company for the Bank and owns all of the issued and outstanding shares of the Bank's common stock. In connection with the conversion and reorganization, 1,394,316 shares of common stock, par value $0.01 per share, of the Company were sold in subscription and community offerings to certain depositors of the Bank and other investors for $10.00 per share, or $13.9 million in the aggregate, and 984,889 shares of common stock were issued in exchange for the outstanding shares of common stock of old Minden held by the "public" shareholders of old Minden (all shareholders except Minden Mutual Holding Company). Each share of common stock of old Minden was converted into the right to receive 1.7427 shares of common stock of new Minden Bancorp in the conversion and reorganization. Total shares outstanding of common stock of the Company immediately after the conversion and reorganization were 2,379,205. In addition, the Company's employee stock ownership plan purchased in the offering 55,772 shares of common stock of the Company with proceeds of a loan from the Company. See Note 19 for more information.

Basis of Presentation. In accordance with the subsequent events topic of the ASC, the Company evaluates events and transactions that occur after the balance sheet date for potential recognition in the financial statements. The effects of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date are recognized in the financial statements as of December 31, 2012. In preparing these financial statements, the Company evaluated subsequent events through the date these financial statements were issued.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate, deferred tax assets and trading activities.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses on loans, fair value of financial instruments, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on credits and foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on credits, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for credit losses on loans may change materially in the future.

Significant Group Concentrations of Credit Risk. Most of the Bank's activities are with customers located within Webster Parish, Louisiana. Note 2 to the financial statements summarizes the types of investment securities in which the Bank makes investments, and Note 3 summarizes the types of loans included in the Bank's loan portfolio. The Bank does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest-bearing deposits at other banks, all of which mature within ninety days.

Investment Securities. Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold investments in bonds, notes, and debentures until maturity, they are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the effective interest method over the period to maturity. Securities to be held for indefinite periods of time yet not intended to be held to maturity or on a long-term basis are classified as securities available for sale and carried at fair value. Unrealized gains and losses on securities available for sale which have been reported as direct increases or decreases in stockholders' equity, net of related deferred tax effects, are accounted for as other comprehensive income. The cumulative changes in unrealized gains and losses on such securities are accounted for in accumulated other comprehensive income as part of stockholders' equity. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. Other-than-temporary impairments of debt securities is based upon the guidance as follows: (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit

1. **Summary of Significant Accounting Policies (continued)**

portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

Mortgage-Backed Securities. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity. Management intends and has the ability to hold such securities to maturity that are classified held to maturity. The cost of securities called is determined using the specific identification method.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans. The Bank grants mortgage, business and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans secured by properties throughout Webster Parish, Louisiana and the surrounding parishes. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees for costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage, commercial real estate and commercial business, and consumer loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Past due status is based upon contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured or, when the loan becomes well secured and in the process of collection.

Allowance for Loan Losses. The allowance for loan losses is established as a provision for loan losses charged to earnings. Loan losses not associated with a related valuation reserve are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based upon an amount management believes will cover known and inherent losses in the loan portfolio based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

1. **Summary of Significant Accounting Policies (continued)**

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for business and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

The FASB issued Accounting Standards Update No. 2010-20, *"Disclosures about the Credit Quality of Financing Receivables and Allowance for Credit Losses,"* which requires financial institutions to provide a greater level of disaggregated information about the credit quality of loans and the allowance for loan losses. This standard also requires financial institutions to disclose additional information related to credit quality indications and information about past due loans.

The FASB also issued Accounting Standards Update No. 2011-02, *Receivables (Topic 310) A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring.* ASU 2011-02 clarifies whether loan modifications constitute troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (a) the restructuring constitutes a concession and (b) the debtor is experiencing financial difficulties. See Note 3 for detailed information.

Credit Related Financial Instruments. In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Other Real Estate Owned. Other real estate owned represents properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure on loans on which the borrowers have defaulted as to payment of principal and interest. These properties are carried at the lower of cost of acquisition or the asset's fair value, less estimated selling costs. Reductions in the balance at the date of acquisition are charged to the allowance for loan losses. Any subsequent write-downs to reflect current fair value are charged to noninterest expense. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. The Bank records depreciation on property and equipment using accelerated and straight-line methods with lives ranging from 5 to 15 years on furniture, fixtures and equipment and to 40 years on the buildings.

Income Taxes. The Company files a consolidated federal income tax return with its subsidiary. Income taxes and benefits are generally allocated based on the subsidiary's contribution to the total

1. Summary of Significant Accounting Policies (continued)

federal tax liability. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities. Current recognition is given to changes in tax rates and laws.

Advertising Costs. Advertising costs are expensed as incurred. Such costs (in thousands) amounted to approximately $43 and $35 for the years ended December 31, 2012 and 2011, respectively, and are included in other operating expense.

Stock compensation. The cost of employee services received in exchange for stock options and stock grants (RRP) is measured using the fair value of the award on the grant date and is recognized over the service period, which is usually the vesting period.

Treasury stock. Common stock shares repurchased are recorded as treasury stock at cost.

Earnings per share. Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company related solely to outstanding stock options and are determined using the treasury stock method.

Treasury shares are not deemed outstanding for earnings per share calculations.

Comprehensive Income (Loss). Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income*. ASU 2011-05 requires entities to present the total comprehensive income, and the components of net income and the components of other comprehensive income in a single continuous statement of comprehensive income or in two separate consecutive statements. The effective date for ASU 2011-05 was for annual and interim periods beginning after December 15, 2011. The Company has adopted ASU 2011-05 with the inclusion of the Consolidated Statements of Other Comprehensive Income in the financial statements.

2. Investment Securities

There were no securities held-to-maturity at December 31, 2012 and 2011.

Securities available-for-sale (in thousands) consists of the following:

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Municipals	$ 6,029	$ 50	$ 43	$ 6,036
Agency Bonds	18,694	203	-	18,897
CMO	10,619	7	137	10,489
FNMA Pools	36,553	750	1	37,302
FHLMC Pools	13,195	371	-	13,566
GNMA Pools	1,882	16	-	1,898
	$ 86,972	$ 1,397	$ 181	$ 88,188

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Municipals	$ 868	$ 18	$ -	$ 886
Agency Bonds	24,887	252	-	25,139
CMO	1,828	16	-	1,844
FNMA Pools	31,504	223	38	31,689
FHLMC Pools	10,732	155	30	10,857
GNMA Pools	2,539	1	-	2,540
	$ 72,358	$ 665	$ 68	$ 72,955

The amortized cost and estimated fair value (in thousands) of investment securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
One year or less	$ 8,871	$ 8,920
After 1 year thru 5 years	70,452	71,637
After 5 years thru 10 years	3,928	3,896
After 10 years	3,721	3,735
	$ 86,972	$ 88,188

2. Investment Securities (continued)

At December 31, 2012, investment securities with a financial statement carrying amount (in thousands) of $62,533 were pledged to secure public and private deposits. A gain of (in thousands) $177 was recognized on sale of investments in 2011. There were no investment securities sold during 2012. Sales, maturities and calls are detailed on the statements of cash flows.

Information pertaining to securities with gross unrealized losses (in thousands) at December 31, 2012 and 2011, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2012:						
Municipals	$ 2,628	$ 43	$ -	$ -	$ 2,628	$ 43
CMO	9,024	137	-	-	9,024	137
FNMA Pools	1,771	1	-	-	1,771	1
	$ 13,423	$ 181	$ -	$ -	$13,423	$ 181

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2011:						
FNMA Pools	$ 11,871	$ 38	$ -	$ -	$11,871	$ 38
FHLMC Pools	3,742	30	-	-	3,742	30
	$ 15,613	$ 68	$ -	$ -	$15,613	$ 68

Management evaluates securities for other-than-temporary impairment on a monthly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The majority of these securities are guaranteed directly by the U.S. Government or other U.S. Government agencies. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

3. Loans and Allowance for Loan Losses

The composition of the Company's loan portfolio (in thousands) at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Loans secured by real estate:		
Secured by 1-4 family residential properties	$ 61,185	$ 58,785
Secured by nonfarm, nonresidential properties	59,868	48,160
Commercial and industrial loans	15,960	13,063
Consumer loans (including overdrafts of $43 and $40)	8,845	10,427
Loans secured by deposits	4,592	4,162
Total	150,450	134,597
Less: Allowance for loan losses	(1,605)	(1,625)
Unfunded construction loan commitments	(2,364)	(1,518)
Loans, net	$ 146,481	$131,454

Changes in the allowance for loan losses (in thousands) are summarized as follows:

	2012	2011
Balance, beginning of period	$ 1,625	$ 1,286
Provision for loan losses	120	370
Recoveries	47	7
Loans charged off	(187)	(38)
Balance, end of period	$ 1,605	$ 1,625

The following tables detail the balance in the allowance for loan losses (in thousands) by portfolio segment at December 31, 2012 and 2011:

	Balance January 1, 2012	Charge-offs	Recoveries	Provision for Loan Losses	Balance December 31, 2012
Loans secured by real estate:					
Secured by 1-4 family residential properties	$ 322	$ 142	$ -	$ 458	$ 638
Secured by nonfarm, nonresidential properties	692	-	-	(72)	620
Commercial and industrial loans	233	-	-	(65)	168
Consumer loans	378	45	47	(201)	179
Loans secured by deposits	-	-	-	-	-
Total	$ 1,625	$ 187	$ 47	$ 120	$ 1,605

3. Loans and Allowance for Loan Losses (continued)

	Balance January 1, 2011	Charge-offs	Recoveries	Provision for Loan Losses	Balance December 31, 2011
Loans secured by real estate:					
Secured by 1-4 family residential properties	$ 188	$ 2	$ -	$ 136	$ 322
Secured by nonfarm, nonresidential properties	506	-	-	186	692
Commercial and industrial loans	223	-	-	10	233
Consumer loans	369	36	7	38	378
Other loans	-	-	-	-	-
Total	$ 1,286	$ 38	$ 7	$ 370	$ 1,625

	December 31, 2012 Allowance for Loan Losses Disaggregated by Impairment Method		
	Individually	Collectively	Total
Loans secured by real estate:			
Secured by 1-4 family residential properties	$ 20	$ 618	$ 638
Secured by nonfarm, nonresidential properties	-	620	620
Commercial and industrial loans	-	168	168
Consumer loans	14	165	179
Loans secured by deposits	-	-	-
Total	$ 34	$ 1,571	$ 1,605

	December 31, 2011 Allowance for Loan Losses Disaggregated by Impairment Method		
	Individually	Collectively	Total
Loans secured by real estate:			
Secured by 1-4 family residential properties	$ 23	299	322
Secured by nonfarm, nonresidential properties	-	692	692
Commercial and industrial loans	4	229	233
Consumer loans	8	370	378
Other loans	-	-	-
Total	$ 35	$ 1,590	$ 1,625

The following tables summarize information (dollars in thousands) relative to loan modifications determined to be troubled debt restructurings. As of December 31, 2012 and 2011, all the troubled debt restructurings are included in impaired loans.

Troubled Debt Restructurings

	December 31, 2012		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
1-4 family residential	8	$ 237	$ 237

3. Loans and Allowance for Loan Losses (continued)

1-4 family residential	8	$ 237	$ 237
Nonfarm, nonresidential	4	779	779
Total real estate loans	12	1,016	1,016
Commercial and industrial	1	15	15
Consumer loans	13	81	81
Total loans	26	$ 1,112	$1,112

There have been no subsequent defaults of troubled debt restructurings.

Restructured loans (loans which had been renegotiated at below-market interest rates or for which other concessions were granted, but are accruing interest) were $706,000 at December 31, 2012. The restructured loans were paid in full in January 2013 with no loss to the Company.

	December 31, 2011		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
1-4 family residential	5	$ 225	$ 225
Nonfarm, nonresidential	2	707	707
Total real estate loans	7	932	932
Commercial and industrial	1	19	19
Consumer loans	7	60	60
Total loans	15	$ 1,011	$1,011

There have been no subsequent defaults of troubled debt restructurings.

Restructured loans (loans which had been renegotiated at below-market interest rates or for which other concessions were granted, but are accruing interest) were $703,000 at December 31, 2011.

The following tables detail loans individually and collectively evaluated for impairment (in thousands) at December 31, 2012 and 2011:

	December 31, 2012		
	Loans Evaluated for Impairment		
	Individually	Collectively	Total
Loans secured by real estate:			
Secured by 1-4 family residential properties	$ 408	$ 59,205	$ 59,613
Secured by nonfarm, nonresidential properties	803	58,273	59,076
Commercial and industrial loans	39	15,921	15,960
Consumer loans	133	8,712	8,845
Loans secured by deposits	-	4,592	4,592
Total	$ 1,383	$ 146,703	$ 148,086

3. Loans and Allowance for Loan Losses (continued)

	December 31, 2011		
	Loans Evaluated for Impairment		
	Individually	Collectively	Total
Loans secured by real estate:			
Secured by 1-4 family residential properties	$ 353	$ 56,914	$ 57,267
Secured by nonfarm, nonresidential properties	707	47,453	48,160
Commercial and industrial loans	19	13,044	13,063
Consumer loans	99	10,328	10,427
Loans secured by deposits	-	4,162	4,162
Total	$ 1,178	$ 131,901	$ 133,079

	Impaired Loans For the Year Ended December 31, 2012			
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Interest Income Recognized
With no related allowance recorded:				
Secured by 1-4 family residential properties	$ 363	$ 363	$ -	$ 14
Secured by nonfarm, nonresidential properties	803	803	-	54
Commercial and industrial loans	39	39	-	-
Consumer loans	111	111	-	9
Loans secured by deposits	-	-	-	-
With an allowance recorded:				
Secured by 1-4 family residential properties	45	45	20	-
Secured by nonfarm, nonresidential properties	-	-	-	-
Commercial and industrial loans	-	-	-	-
Consumer loans	22	22	14	-
Loans secured by deposits	-	-	-	-
Total:				
Secured by 1-4 family residential properties	$ 408	$ 408	$ 20	$ 14
Secured by nonfarm, nonresidential properties	803	803	-	54
Commercial and industrial loans	39	39	-	-
Consumer loans	133	133	14	9
Loans secured by deposits	-	-	-	-

The average recorded investment on the impaired loans for the year 2012 was $1.3 million.

Total non-accrual loans (in thousands) at December 31, 2012 and December 31, 2011 were $407 and $338, respectively. Interest income (in thousands) of approximately $33 and $23 would have been recognized for the period ended December 31, 2012 and December 31, 2011, respectively, had the loans not been on non-accrual.

3. Loans and Allowance for Loan Losses (continued)

	Impaired Loans For the Year Ended December 31, 2011			
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Interest Income Recognized
With no related allowance recorded:				
Secured by 1-4 family residential properties	$ 137	$ 137	$ -	$ 4
Secured by nonfarm, nonresidential properties	707	707	-	44
Commercial and industrial loans	-	-	-	-
Consumer loans	60	60	-	2
Loans secured by deposits	-	-	-	-
With an allowance recorded:				
Secured by 1-4 family residential properties	216	216	23	14
Secured by nonfarm, nonresidential properties	-	-	-	-
Commercial and industrial loans	19	19	4	2
Consumer loans	39	39	8	2
Loans secured by deposits	-	-	-	-
Total:				
Secured by 1-4 family residential properties	$ 353	$ 353	$ 23	$ 18
Secured by nonfarm, nonresidential properties	707	707	-	44
Commercial and industrial loans	19	19	4	2
Consumer loans	99	99	8	4
Loans secured by deposits	-	-	-	-

Credit Indicators

Loans are categorized into risk categories based on relevant information about the ability of borrowers to service their debt, such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The following definitions are utilized for risk ratings, which are consistent with the definitions used in supervisory guidance:

Special Mention – Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

3. Loans and Allowance for Loan Losses (continued)

The table below illustrates the carrying amount (in thousands) of loans by credit quality indicator:

	December 31, 2012					
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Loans secured by real estate:						
Secured by 1-4 family residential properties	$ 58,734	$ 493	$ 386	$ -	$ -	$ 59,613
Secured by nonfarm, nonresidential properties	57,456	1,523	97	-	-	59,076
Commercial and industrial loans	15,921	-	39	-	-	15,960
Consumer loans	8,601	126	118	-	-	8,845
Loans secured by deposits	4,589	3	-	-	-	4,592
Total	$ 145,301	$ 2,145	$ 640	$ -	$ -	$ 148,086

	December 31, 2011					
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Loans secured by real estate:						
Secured by 1-4 family residential properties	$ 55,384	$ 1,201	$ 682	$ -	$ -	$ 57,267
Secured by nonfarm, nonresidential properties	46,918	1,242	-	-	-	48,160
Commercial and industrial loans	13,044	-	19	-	-	13,063
Consumer loans	10,095	204	128	-	-	10,427
Loans secured by deposits	4,162	-	-	-	-	4,162
Total	$ 129,603	$ 2,647	$ 829	$ -	$ -	$ 133,079

A summary of current, past due and nonaccrual loans (in thousands) was as follows:

	December 31, 2012					
	Past Due 30-89 Days	Past Due Over 90 Days and Accruing	Non-Accruing	Total Past Due	Current	Total Loans
Loans secured by real estate:						
Secured by 1-4 family residential properties	$ 3,443	$ 172	$ 237	$ 3,852	$ 55,761	$ 59,613
Secured by nonfarm, nonresidential properties	1,162	23	74	1,259	57,817	59,076
Commercial and industrial loans	1,188	24	15	1,227	14,733	15,960
Consumer loans	224	92	81	397	8,448	8,845
Loans secured by deposits	187	-	-	187	4,405	4,592
Total	$ 6,204	$ 311	$ 407	$ 6,922	$ 141,164	$ 148,086

3. Loans and Allowance for Loan Losses (continued)

	December 31, 2011					
	Past Due 30-89 Days	Past Due Over 90 Days and Accruing	Non-Accruing	Total Past Due	Current	Total Loans
Loans secured by real estate:						
Secured by 1-4 family residential properties	$ 913	$ 87	$ 227	$ 1,227	$ 56,040	$ 57,267
Secured by nonfarm, nonresidential properties	929	-	4	933	47,227	48,160
Commercial and industrial loans	51	-	19	70	12,993	13,063
Consumer loans	281	1	88	370	10,057	10,427
Loans secured by deposits	-	-	-	-	4,162	4,162
Total	$ 2,174	$ 88	$ 338	$ 2,600	$130,479	$ 133,079

The Company charges a flat rate for the origination or assumption of a loan. These fees are designed to offset direct loan origination costs and the net amount, if material, is deferred and amortized, as required by accounting standards.

The Company's lending activity is concentrated within Webster Parish, Louisiana. The Company's lending activities include one-to-four-family dwelling units, commercial real estate, commercial business and consumer loans. The Company requires collateral sufficient in value to cover the principal amount of the loan. Such collateral is evidenced by mortgages on property held and readily accessible to the Bank.

4. Accrued Interest Receivable

Accrued interest receivable (in thousands) at December 31, 2012 and 2011, consists of the following:

	2012	2011
Loans	$ 528	$ 485
Mortgage-backed securities	162	128
Investment securities and other	132	102
Total accrued interest receivable	$ 822	$ 715

5. Premises and Equipment

Premises and equipment (in thousands) are summarized as follows:

	2012	2011
Land and buildings	$ 5,806	$ 5,683
Furniture, fixtures and equipment	1,421	1,319
Total	7,227	7,002
Less-accumulated depreciation	(1,984)	(1,720)
Construction in progress	-	136
Net premises and equipment	$ 5,243	$ 5,418

6. Prepaid and other Assets

Prepaid and other assets (in thousands) consist of the following:

	2012	2011
Cash value of life insurance	$ 611	$ 616
Prepaid expenses	470	571
Other	67	2
	$ 1,148	$ 1,189

7. Deposits

Deposits (in thousands) as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Demand deposit accounts (including official checks of $765 in 2012 and $621 in 2011)	$ 128,330	$124,437
Savings	15,446	14,415
Certificates of deposit:		
0.00% – 0.99%	38,266	13,089
1.00% – 1.99%	51,015	70,712
2.00% – 2.99%	906	1,060
Total certificates of deposit	90,187	84,861
Total deposits	$ 233,963	$223,713

Scheduled maturities of certificates of deposit (in thousands) at December 31, 2012 are as follows:

	2013	2014	2015	Total
0.00% – 0.99%	$ 34,911	$ 3,355	$ -	$ 38,266
1.00% – 1.99%	28,227	16,300	6,488	51,015
2.00% – 2.99%	906	-	-	906
	$ 64,044	$ 19,655	$ 6,488	$ 90,187

Included in deposits (in thousands) at December 31, 2012 and 2011 are $47,527 and $42,128, respectively, of certificates of deposit (CD) in denominations of $100,000 or more.

Effective January 1, 2013, deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the owner may hold in the same ownership category, and the combined total insured up to at least $250,000 by the FDIC.

8. Federal Income Taxes

Federal income tax expense (in thousands, except %) applicable to net income for the periods ended December 31, 2012 and 2011 was as follows:

	December 31	
	2012	2011
	(in thousands)	
Federal income taxes:		
Current	$ 1,522	$ 542
Deferred	(5)	808
Income tax expense	$ 1,517	$ 1,350

The reconciliation of the effective income tax rate to the federal statutory rate is as follows for the years ended December 31:

	December 31	
	2012	2011
Statutory federal income tax rate	34%	34%
Effective income tax rate	33%	34%

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of our deferred tax liability are as follows at December 31, 2012 and 2011:

	December 31	
	2012	2011
	(in thousands)	
Deferred tax assets (liabilities):		
Allowance for loan losses and credit losses	$ 105	$ 112
Deferred compensation/stock options/incentive plans	123	116
Basis difference in premises and equipment	(436)	(436)
Basis difference on investments	(413)	(203)
Net deferred tax liability	$ (621)	$ (411)

In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings associations to general reserves were deductible in arriving at taxable income if certain conditions were met. Retained earnings appropriated to federal insurance reserve at December 31, 2012 and 2011, includes appropriations of net income (in thousands) of prior years of $1,456, for which no provision for federal income taxes has been made. If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Company at the then current federal income tax rate.

The Company, as required under GAAP, reviewed its various tax positions taken or expected to be taken in its tax return and has determined it does not have unrecognized tax benefits. The Company does not expect that position to change significantly over the next twelve months. The Company will

8. Federal Income Taxes (continued)

recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2012, the Company has not accrued interest or penalties related to uncertain tax positions.

The Company files a U.S. federal income tax return. The Company's federal income tax returns for the tax years 2010 and beyond remain subject to examination by the IRS. No significant state income taxes are applicable to the Company.

9. Federal Home Loan Bank Advances

Federal Home Loan Bank (FHLB) advances represent short-term, fixed-rate borrowings from the Federal Home Loan Bank of Dallas. The Bank has borrowed advances for periods from overnight to four and one-half months. Interest rates paid on the advances vary by term and are set by the Federal Home Loan Bank. There were no advances outstanding at December 31, 2012 and 2011.

The Bank has an available line of credit (in thousands) with the FHLB of $85,693 at December 31, 2012 with $85,693 available for use.

10. Pension/ESOP Plan

In 2001, the Bank adopted a 401(k) retirement plan covering all employees based upon a year of service. The Bank contributes up to a 6% match of the employees' contribution based upon Board approval. Plan contributions (in thousands) for 2012 and 2011 were $85 and $80, respectively.

The Company established an ESOP and loaned the ESOP $524 (in thousands) in July 2002 to purchase 52,371 pre-conversion shares of common stock, which amounted to 3.8% of the outstanding shares at such date. The loan matured and was paid off on June 30, 2012. Additionally the ESOP was extended a loan in 2011 in the amount of (in thousands) $558, to purchase 55,772 shares of common stock. The remaining balance (in thousands) due of $517 at $38 (in thousands) per year including interest is payable over approximately nineteen years. The Bank made contributions to the ESOP to enable it to make the note payments (in thousands) of $71 and $104 during the years ended December 31, 2012 and 2011, respectively, which is included in salaries and benefits on the income statement. As the notes are paid, the shares will be released and allocated to the participants of the ESOP. The market value of the unreleased ESOP shares (50,195) at December 31, 2012 was approximately $798 (in thousands).

11. Retained Earnings and Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below, in thousands) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as

11. Retained Earnings and Regulatory Capital (continued)

defined) to average assets (as defined). Management believes, as of December 31, 2012, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table (amounts in thousands). The Bank's actual capital amounts (in thousands) and ratios are also presented in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012						
Total capital (to Risk Weighted Assets)	$37,370	26.27%	≥$ 11,380	≥8.0%	≥$14,226	≥10.0%
Core (Tier I) Capital (to Risk Weighted Assets)	$35,765	25.14%	N/A	N/A	≥$8,535	≥6.0%
Core (Tier I) Capital (to Total Assets)	$35,765	12.94%	≥$11,058	≥4.0%	≥$ 13,822	≥5.0%
Tangible Capital (to Total Assets)	$35,765	12.94%	≥$ 4,147	≥1.5%	N/A	N/A
As of December 31, 2011						
Total capital (to Risk Weighted Assets)	$34,055	27.26%	≥$9,994	≥8.0%	≥$12,492	≥10.0%
Core (Tier I) Capital (to Risk Weighted Assets)	$32,493	26.01%	N/A	N/A	≥$7,495	≥6.0%
Core (Tier I) Capital (to Total Assets)	$32,493	12.31%	≥$10,560	≥4.0%	≥$13,200	≥5.0%
Tangible Capital (to Total Assets)	$32,493	12.31%	≥$3,960	≥1.5%	N/A	N/A

Capital for the Company is not significantly different than the amounts reflected above for the Bank. The following is a reconciliation of the Bank's equity under GAAP to regulatory capital at the dates indicated (in thousands):

	2012	2011
GAAP equity	$36,568	$32,887
Accumulated other comprehensive unrealized Gains	(803)	(394)
Tier 1 Capital	35,765	32,493
Allowance for loan losses/other	1,605	1,562
Total capital	$37,370	$34,055

12. Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB Accounting Standards Codification Topic 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Bank in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and short-term instruments approximate fair values.

Interest-bearing deposits in banks: The carrying amounts of interest-bearing deposits approximate their fair values.

Securities: Fair values for securities, excluding Federal Home Loan Bank stock and First National Bankers Bank ("FNBB") stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans receivable: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of Federal Home Loan Bank advances maturing within ninety days approximate their fair values.

12. Fair Value of Financial Instruments (continued)

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair values for off-balance sheet commitments to extend credit approximate their carrying value.

From time to time, certain assets may be recorded at fair value on a non-recurring basis, typically as a result of the application of lower of cost or fair value accounting or a write-down occurring during the period. The only item recorded at fair value on a non-recurring basis is foreclosed real estate, which is recorded at the lower of cost or fair value less estimated costs to sell. Fair value is determined by reference to appraisals (performed either by the Bank or by independent appraisers) on the subject property, using market prices of similar real estate assets (level 2 measurements). The Bank held no foreclosed real estate at December 31, 2012 or December 31, 2011.

The estimated fair values (in thousands), and related carrying or notional amounts, of the Company's financial instruments are as follows:

	2012		2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 34,290	$ 34,290	$ 52,407	$ 52,407
Securities available for sale	88,188	88,188	72,955	72,955
FNBB & FHLB stock	319	319	450	450
Loans, net	146,481	146,027	131,454	131,046
Accrued interest receivable	822	822	715	715
Financial liabilities:				
Deposits	233,963	234,174	223,713	223,914
Accrued interest payable	212	212	264	264
Off-balance sheet credit related to financial instruments:				
Commitments to extend credit	32,643	32,643	14,401	14,401

Off-balance sheet derivative financial instruments: None

The Company adopted FASB Accounting Standards Topic 820, "*Fair Value Measurements*" (Topic 820), as of January 1, 2008. Topic 820 requires disclosures that stratify balance sheet amounts measured at fair value based on the inputs used to derive fair value measurements. These strata included:

- Level 1 valuations, where the valuation is based on quoted market prices for identical assets or liabilities traded in active markets (which include exchanges and over-the-counter markets with sufficient volume),

- Level 2 valuations, where the valuation is based on quoted market prices for similar instruments traded in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market, and

12. Fair Value of Financial Instruments (continued)

assumptions are observable in the market, and

- Level 3 valuations, where the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but observable based on the Company's-specific data. These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. Valuation techniques typically include option pricing models, discounted cash flow models and similar techniques, but may also include the use of market prices of assets or liabilities that are not directly comparable to the subject asset or liability.

Fair values of assets and liabilities (in thousands) measured on a recurring basis at December 31, 2012 and 2011 are as follows:

	Level 1	Level 2	Level 3	Fair Value
December 31, 2012:				
Securities available for sale	$ -	$ 88,188	$ -	$ 88,188
	Level 1	Level 2	Level 3	Fair Value
December 31, 2011:				
Securities available for sale	$ -	$ 72,955	$ -	$ 72,955

13. Segment Reporting

The Company, due to its size (both assets and employees), has only one reportable segment. The Company reports its lending activities (mortgages, consumer and commercial) as one segment. It does not operate as multiple segments nor does it manage or report as other than one segment.

The Company does not have a single external customer from which it derives 10% or more of its revenue. Refer to Note 3 for the one geographical area it operates in.

14. Stock Based Benefit Plans

In 2003 and 2011 the Company established recognition and retention plan and trust agreements ("the 2003 RRP" and "the 2011 RRP"), which are stock-based incentive plans. Shares subject to awards under the agreements vest at the rate of 20% per year.

The Company authorized 45,634 (26,186 pre-conversion) shares of the Company's common stock to be awarded under the agreement and purchased the shares in the open market to fund the 2003 RRP plan. As of December 31, 2012 6,066 shares had not vested. Shares vested and issued during the years ended December 31, 2012 and 2011 were 2,281 and 2,281, respectively.

On July 12, 2011 the Company authorized 49,534 shares of the Company's common stock to be awarded under the 2011 RRP agreement. As of December 31, 2012, 49,534 shares had been purchased in the open market at a cost of $692,000. As of December 31, 2012, 39,337 shares had

14. Stock Based Benefit Plans (continued)

been awarded under the 2011 RRP agreement. Initial vesting of shares under this agreement began on July 12, 2012 with 7,864 shares vesting on such date.

Expense for the 2003 RRP and 2011 RRP is being amortized over a 60-month period and is based on the market value of the Company's stock as of the date of the awards which was $11.96 with respect to the 2008 awards and $6.31 and $12.00 for the 2009 and 2011 awards, respectively. All awards prior to 2007 have been fully amortized. Total compensation under the 2003 RRP and 2011 RRP agreements for the years ended December 31, 2012 and 2011 was $115,000 and $68,000, respectively, and is included in salaries and benefits.

The Company established the 2003 Stock Option Plan ("the 2003 Option Plan") and the 2011 Stock Option Plan ("the 2011 Option Plan") under which 114,084 (65,464 pre-conversion) and 123,836 shares of Company stock, respectively, are reserved for the grant of stock options to directors, officers and employees. The Plans provide for vesting of options granted to participants at 20% per year and the options expire in ten years. The exercise price of the options is equal to the fair market value of the common stock on the grant date. As of December 31, 2012, options covering 138,840 shares were outstanding and had an average exercise price of $10.68. Options totaling 50,231 shares were vested and exercisable at December 31, 2012 with an average exercise price of $9.30.

The fair value of each outstanding option is estimated on the date of the grant using the Black-Scholes option-pricing formula with the following weighted average assumptions; 1% dividend yield, 10 years expected life, 30.07% expected volatility and 3.53% risk free interest. The majority of the 2003 Option Plan options (86,934) were granted in May 2003 and have fully vested. The value of 4,888 shares granted in 2008 was considered immaterial and the value of 20,867 shares issued in 2009 had an approximate value of $50,000 under the Black-Scholes option-pricing formula. 2012 Option Plan shares granted (92,853) had an approximate value of $175,000 under the Black-Scholes option-pricing formula.

The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based upon the Company's history and expectation of dividend payouts.

The Company's Stock Benefits Administration Committee of the Board of Directors oversees the RRP and Option Plans.

A summary of the status of the Company's stock options is presented below:

	Total Options		
	Number of Shares	Average Exercise Price	Average Intrinsic Value
Outstanding-December 31, 2007	82,046	$ 8.82	
Granted	4,888	$ 11.96	
Outstanding-December 31, 2008	86,934	$ 9.00	
Granted	20,867	$ 6.31	
Outstanding-December 31, 2010 and 2009	107,801	$ 8.65	
Granted - 2011	99,108	$ 12.00	

14. Stock Based Benefit Plans (continued)

Forfeited and exercised – 2011	(42,985)		
Exercised – 2012	(25,084)		
Outstanding-December 31, 2012	138,840	$ 10.68	$724,625
Options exercisable at period end	50,231		$331,578

Information pertaining to options outstanding at December 31, 2012 is as follows:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$5.00-$7.50	20,867	6.0 years	$6.31
$7.51 - $10.00	20,232	.5 years	$8.82
$10.01 and above	97,741	8.5 years	$12.00
Outstanding at end of period	138,840	7.0 years	$10.68

As of December 31, 2012, there were options covering 50,231 shares exercisable at a weighted average price of $9.30. The exercise prices of those options were between $6.31 and $12.00.

	Number of Shares	Weighted Grant Date Fair Value
Non-vested options, December 31, 2011	113,580	$ 11.37
Vested - 2012	(24,971)	$11.05
Non-vested options, December 31, 2012	88,609	$11.46

15. Supplemental Retirement Benefit Agreement

The Bank has entered into supplemental retirement benefit agreements (the "Agreements") with three key executives. The Agreements provide for monthly retirement benefits in the amount of $5,000 per month for ten to fifteen years from the date they retire for the executive group as a whole. As of December 31, 2012 and 2011, a liability (in thousands) of $337 and $342, respectively, was accrued in accordance for the Agreements.

16. Earnings Per Share (EPS)

EPS is calculated based on average weighted common shares outstanding less ESOP and RRP shares not released and less treasury stock. The number of shares used in the EPS computation at December 31, 2012 was 2,306,413 and at December 31, 2011 was 2,322,700.

17. Related Party Transactions

In the ordinary course of business, MBL Bank makes loans to directors, executive officers, principal shareholders, and other entities in which these individuals have 10% or more beneficial ownership. Annual activity consisted of the following:

	2012	2011
	(in thousands)	
Balance-beginning of period	$ 1,940	$ 1,830
New loans	3,590	3,466
Unused lines of credit	367	341
Principal repayments	(3,093)	(3,356)
Balance-end of period	$ 2,804	$ 2,281

Deposits (in thousands) from related parties held by MBL Bank at December 31, 2012 and 2011 amounted to $2,695 and $2,563, respectively.

18. Commitments and Contingencies

In the ordinary course of business, the Bank has outstanding commitments on which management does not anticipate losses. They include, among other things, commitments to extend credit and letters of credit undertaken in the normal course of business. As of December 31, 2012 and 2011, the Bank had $30.9 million and $14.4 million, respectively, of loan commitments and lines of credit outstanding, including loans in process. Loan commitments totaled $11.6 million with $3.7 million being variable rate and $7.9 million being fixed rate. Rates on the fixed rate commitments range from 5.00% to 5.45%. The variable rate commitments range from MBL Prime to MBL Prime + 1%.

When entered into, these commitments represent off-balance sheet risk to the Bank, with the contractual notional amount representing the Bank's exposure to credit loss in the event of nonperformance by the other party to the instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. They generally have fixed expiration dates and require payment of a fee. Since many commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis, and obtains an amount of collateral it deems sufficient.

19. Plan of Conversion

On September 14, 2010, the old Minden Bancorp, Inc. ("old Minden") announced that old Minden, the Bank and Minden Mutual Holding Company had adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"). On January 4, 2011 the conversion was completed resulting in the old Minden's and the Bank's reorganization from the two-tier mutual holding company structure to the stock holding company structure. Pursuant to the Plan of Conversion, (i) Minden Mutual Holding Company converted to stock form and then merged with and into old Minden, with old Minden being the surviving entity, (ii) old Minden merged with and into the Company with the Company being the survivor thereof, (iii) the shares of common stock of old Minden held by persons other than Minden Mutual Holding Company were converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, (iv) shares of common stock of old Minden held by Minden Mutual Holding Company were canceled, (v) shares of the common stock of the Bank held by old Minden are owned by the Company with the result that the Bank became the wholly owned subsidiary of the Company, and (vi) the Company offered and sold shares of its common stock to depositors of the Bank and others in the manner and subject to the priorities set forth in the Plan of Conversion.

In connection with the conversion, shares of old Minden's common stock previously owned by Minden Mutual Holding Company were canceled and new shares of common stock, representing the approximate 58.6% ownership interest of Minden Mutual Holding Company, were offered for sale by the Company. Concurrent with the completion of the offering, old Minden's existing public shareholders received a specified number of shares of the Company's common stock for each share of old Minden's common stock they owned at the date, based on an exchange ratio to ensure that they would own approximately the same percentage of the Company's common stock as they owned of old Minden's common stock immediately prior to the conversion.

At the time of the conversion, liquidation accounts were established for the benefit of certain depositors of the Bank by the Company and the Bank in an amount equal to the percentage ownership in old Minden owned by Minden Mutual Holding Company multiplied by old Minden's stockholders' equity as reflected in the latest statement of financial condition used in the final offering prospectus for the conversion plus the value of the net assets of Minden Mutual Holding Company as reflected in the latest statement of financial condition of Minden Mutual Holding Company prior to the effective date of the conversion. Neither the Company nor the Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the Office of Thrift Supervision, now the FDIC, as a result of the implementation of the Dodd-Frank Act.

The transactions contemplated by the Plan of Conversion were subject to and approved by old Minden's shareholders, depositors of the Bank, the Office of Thrift Supervision and the Louisiana Office of Financial Institutions. Upon completion of the conversion, conversion costs of approximately $920,000 were netted against the offering proceeds.

20. Stock Repurchase Plans

On May 16, 2012, October 10, 2012 and February 12, 2013 the Board of Directors approved stock repurchase plans which provided for the repurchase of 70,000, 50,000 and 120,000 shares, respectively, of the Company's issued and outstanding shares of common stock. The total shares represent approximately 10.0% of the Company's issued and outstanding shares. The October 10, 2012 repurchase agreement commenced upon the completion of the May 16, 2012 repurchase program and the February 12, 2013 repurchase agreement will commence upon the completion of the October 10, 2012 repurchase agreement.

The shares for the stock repurchase plans may be purchased in the open market or in privately negotiated transaction from time to time depending upon the market conditions and other factors. As of December 31, 2012, 89,484 shares had been repurchased under the above described plans at a cost of $1.3 million.

21. Condensed Financial Statements of Parent Company

Financial information pertaining to Minden Bancorp, Inc. is as follows (in thousands):

Balance Sheets	2012	2011
Assets		
Cash	$ 3,732	$ 6,103
Investment in subsidiaries	36,568	32,887
Other assets	48	52
Total assets	$ 40,348	$ 39,042
Liabilities and Stockholders' Equity		
Other liabilities	23	12
Stockholders' equity-net	40,325	39,030
Total liabilities and stockholders' equity	$ 40,348	$39,042

Income Statements	2012	2011
Income	$ 18	$ 21
Expenses	146	162
	(128)	(141)
Equity in earnings of subsidiary	3,120	2,712
Income before income taxes	2,992	2,571
Income tax expense (benefit)	(43)	(48)
Net income	$ 3,035	$ 2,619

21. Condensed Financial Statements of Parent Company (continued)

Cash Flow Statements

	2012	2011
Cash flows from operating activities:		
Net income	$ 3,035	$ 2,619
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in income of subsidiaries	(3,120)	(2,712)
Other	68	47
Net cash used by operating activities	(17)	(46)
Cash flows from financing activities:		
Dividends paid	(918)	(467)
Proceeds from stock offering	-	3,155
Investment – MBL Bank	-	(6,550)
Purchase of treasury stock	(1,343)	-
Other	(93)	(432)
Net cash used by financing activities	$ (2,354)	$ (4,294)
Net decrease in cash and cash equivalents	(2,371)	(4,340)
Cash and cash equivalents at beginning of period	$ 6,103	$ 10,443
Cash and cash equivalents at end of period	$ 3,732	$ 6,103

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

(a) Our management evaluated, with the participation of our President and Chief Executive Officer and our Treasurer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2012. Based on such evaluation, our President and Chief Executive Officer and our Treasurer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

(b) **Management's Report on Internal Control Over Financial Reporting.** Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rule 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and related footnote disclosures in accordance with generally accepted accounting principles that can be relied upon by external users, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

(c) No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) occurred during the fourth fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required herein is incorporated by reference from the sections captioned "Information with Respect to Nominees for Director, Continuing Directors and Executive Officers" and "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 14, 2013, which will be filed with the Securities and Exchange Commission on or about April 15, 2013 ("Definitive Proxy Statement").

The Company has adopted a Code of Conduct and Ethics that applies to its principal executive officer and principal financial officer, as well as other officers and employees of the Company and the Bank. A copy of the Code of Conduct and Ethics is available on the Company's website at www.mblminden.com.

Item 11. Executive Compensation.

The information required herein is incorporated by reference from the section captioned "Management Compensation" in the Company's Definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners and Management. Information regarding security ownership of certain beneficial owners and management is incorporated by reference to "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the Company's Definitive Proxy Statement.

Equity Compensation Plan Information. The following table sets forth certain information for all equity compensation plans and individual compensation arrangements (whether with employees or non-employees; such as directors) in effect as of December 31, 2012. The amounts reflected have been adjusted to apply the exchange ratio as a result of the second-step conversion.

Plan Category	Number of Shares to be Issued Upon the Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options	Number of Shares Available for Future Issuance (Excluding Shares reflected in First Column)
Equity compensation plans approved by security holders	176,379 (1)	$ 10.68	41,180 (2)
Equity compensation plans not approved by security holders	--	$ --	--

(1) Includes 37,539 shares subject to restricted stock awards which were not vested as of December 31, 2012.

(2) Includes 10,197 shares available for grant as restricted stock awards as of December 31, 2012.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required herein is incorporated by reference from the sections captioned "Management Compensation – Related Party Transactions" and "Information with Respect to Nominees for Director, Continuing Directors and Executive Officers" in the Company's Definitive Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required herein is incorporated by reference from the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm (Proposal Four) – Audit Fees" in the Company's Definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) The following financial statements are incorporated by reference from Item 8 hereof:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statement of Comprehensive Income
Consolidated Statements of Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(2) All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

No.	Description	Location
3.1	Articles of Incorporation of Minden Bancorp, Inc.	(1)
3.2	Bylaws of Minden Bancorp, Inc.	(1)
4.0	Form of Stock Certificate of Minden Bancorp, Inc.	(1)
10.1	Minden Bancorp, Inc. Amended and Restated 2003 Stock Option Plan	(1)*
10.2	Minden Bancorp, Inc. Amended and Restated 2003 Recognition and Retention Plan and Trust Agreement	(1)*
10.3	Amended and Restated Employment Agreement between MBL Bank and Jack E. Byrd, Jr.	(2)*
10.4	Supplemental Executive Retirement Agreement between MBL Bank and A. David Evans	(1)*
10.5	Supplemental Executive Retirement Agreement between MBL Bank and Michael P. Burton	(1)*
10.6	Supplemental Executive Retirement Agreement between MBL Bank and Becky T. Harrell	(1)*
10.7	Minden Bancorp, Inc. 2011 Stock Option Plan	(3)*
10.8	Minden Bancorp, Inc. 2011 Recognition and Retention Plan and Trust Agreement	(4)*
10.9	Employment Agreement between Minden Bancorp, Inc. and Jack E. Byrd, Jr.	(5)*

No.	Description	Location
23.0	Consent of Heard McElroy & Vestal, LLP	Filed herewith
31.1	Rule 13(a)-14(a) Certification of the Chief Executive Officer	Filed herewith
31.2	Rule 13(a)-14(a) Certification of the Chief Financial Officer	Filed herewith
32.0	Section 1350 Certification	Filed herewith

* Denotes a management contract or compensatory plan or arrangement.

(1) Incorporated by reference from the like-numbered exhibit included in Minden Bancorp, Inc.'s registration statement on Form S-1, filed September 17, 2010, as amended (SEC File No. 333-169458).
(2) Incorporated by reference from Exhibit 10.1 of Minden Bancorp's Current Report on Form 8-K, dated January 10, 2012 and filed with the Securities and Exchange Commission on January 13, 2012.
(3) Incorporated by reference from Appendix A of Minden Bancorp's definitive proxy statement (Commission File No. 000-54234) filed with the Securities and Exchange Commission on May 27, 2011.
(4) Incorporated by reference from Appendix B of Minden Bancorp's definitive proxy statement (Commission File No. 000-54234) filed with the Securities and Exchange Commission on May 27, 2011.
(5) Incorporated by reference from Exhibit 10.2 of Minden Bancorp's Current Report on Form 8-K, dated January 10, 2012, filed with the Securities and Exchange Commission on January 13, 2012.

The following Exhibits are being furnished* as part of this report:

No.	**Description**
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document.*

* These interactive data files are being furnished as part of this Annual Report, and, in accordance with Rule 402 of Regulation S-T, shall not be deemed filed for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under those sections.

(b) The exhibits listed under (a)(3) of this Item 15 are filed herewith.

(c) Reference is made to (a)(2) of this Item 15.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINDEN BANCORP, INC.

March 29, 2013

By: /s/ Jack E. Byrd, Jr.
Jack E. Byrd, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ Jack E. Byrd, Jr. Jack E. Byrd, Jr.	Chairman, President and Chief Executive Officer *(principal executive officer)*	March 29, 2013
/s/ Becky T. Harrell Becky T. Harrell	Treasurer and Chief Financial Officer *(principal financial and accounting officer)*	March 29, 2013
/s/ Russell A. Adams Russell A. Adams	Director	March 29, 2013
/s/ John P. Collins John P. Collins	Director	March 29, 2013
/s/ A. David Evans A. David Evans	Director	March 29, 2013
/s/ Michael S. Harper Michael S. Harper	Director	March 29, 2013
/s/ F. Dare Lott, Jr. F. Dare Lott, Jr.	Director	March 29, 2013
/s/ Michael W. Wise Michael W. Wise	Director	March 29, 2013
/s/ R. E. Woodard, III R. E. Woodard, III	Director	March 29, 2013

HEARD, MCELROY, & VESTAL
LLC
CERTIFIED PUBLIC ACCOUNTANTS
333 TEXAS STREET, SUITE 1525
SHREVEPORT, LOUISIANA 71101
318-429-1525 PHONE 318-429-2070 FAX

Exhibit 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Minden Bancorp, Inc.

We consent to the incorporation by reference in the Registration Statement of Minden Bancorp, Inc. on Form S-8 (Registration Nos. 333-171740 and 333-182618) of our report dated March 12, 2013, relating to the consolidated financial statements of Minden Bancorp, Inc., which appears in this Annual Report on Form 10-K.

Heard, McElroy & Vestal, LLC

/s/ Heard, McElroy & Vestal, LLP
Shreveport, Louisiana
March 29, 2013

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • MONROE • DELHI
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Jack E. Byrd, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of Minden Bancorp, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013

/s/ Jack E. Byrd, Jr.
Jack E. Byrd, Jr.
Chairman, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Becky T. Harrell certify that:

1. I have reviewed this annual report on Form 10-K of Minden Bancorp, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013

/s/ Becky T. Harrell
Becky T. Harrell
Treasurer and Chief Financial Officer

Exhibit 32.0

SECTION 1350 CERTIFICATION OF THE
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Each of Jack E. Byrd, Jr., Chairman, President and Chief Executive Officer and Becky T. Harrell, Treasurer and Chief Financial Officer, of Minden Bancorp, Inc. (the "Company"), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. Sections 78m(a) or 78o(d); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2013

By: /s/ Jack E. Byrd, Jr.
Jack E. Byrd, Jr.
Chairman, President and Chief Executive Officer

Date: March 29, 2013

By: /s/ Becky T. Harrell
Becky T. Harrell
Treasurer and Chief Financial Officer

Note: A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to Minden Bancorp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Board of Directors

Jack E. Byrd, Jr.
Chairman, President and CEO

Russell A. Adams
Director

John P. Collins
Director

A. David Evans
Director

Michael S. Harper
Director

F. Dare Lott, Jr.
Director

Michael W. Wise
Director

R. E. Woodard, III
Director

Corporate Officers

Jack E. Byrd, Jr.
Chairman, President and CEO

Michael P. Burton
Senior Vice President

Becky T. Harrell
Treasurer & CFO

Beverly G. Mayfield
Corporate Secretary

Annual Meeting

The Annual Meeting of Stockholders of Minden Bancorp, Inc. will be held on May 14, 2013, at 8:15 a.m., Central Time, in the main office of MBL Bank located at 100 MBL Bank Drive, Minden, Louisiana.

Transfer Agent/Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(908) 272-8511

Stockholder Requests

Requests for annual reports and related stockholder literature should be directed to Beverly G. Mayfield, Corporate Secretary, Minden Bancorp, Inc., 100 MBL Bank Drive, Minden, Louisiana 71055.

Stockholders needing assistance with stock records, transfers or lost certificates, please contact Minden Bancorp's transfer agent, Registrar and Transfer Company.

Stock Listing

The common stock is traded over the counter on the Bulletin Board under the ticker symbol "MDNB."

Minden Bancorp, Inc.

MBL Bank

100 MBL Bank Drive
Minden, Louisiana 71055

415 Main Street
Minden, Louisiana 71055